Autoliv Annual Report 2001

Autoliv, Inc., is a Fortune 500 company and the world's largest automotive safety supplier with sales to all the leading car manufacturers in the world. The Company develops, markets and manufactures integrated safety systems including airbags, seat belts, safety electronics, steering wheels, anti-whiplash systems, seat components and child seats.

Autoliv has 80 subsidiaries and joint ventures with almost 30,000 employees in over 30 vehicle-producing countries. In addition, Autoliv has technical centers in nine countries with 19 crash test tracks - more than any other automotive safety supplier.

Autoliv's shares are listed on the New York Stock Exchange (NYSE: ALV) and its Swedish Depositary Receipts on the OM-Stockholm Stock Exchange (SSE: ALIV).

Business Mission
"To develop, produce and sell systems worldwide for mitigation of injuries to automobile occupants and pedestrians, and avoidance of traffic accidents".

Strategies
  Develop high-value safety system solutions for the vehicle manufacturers
  Increase technological leadership
  Expand global reach (manufacturing and technical resources close to all major vehicle manufacturers)
  Continuously improve quality and cost structure
Summary
  Sales declined by 3% due to a 5% fall in car production.
  Earnings affected by this decline as well as by pricing pressure from customers and high raw material prices.
  Restructuring program announced in October to improve earnings. The cost for the program was $65 million in "Unusual Items".
  Earnings per share amounted to $.97 before "Unusual Items" and $.49 after, compared to $1.67 in 2000.
  Headcount in high-labor-cost countries reduced by 8%.
  Smart seat belts introduced together with BMW and Mercedes.
  Agreement signed in 2002 to acquire Visteon's safety electronics business.
  Reported earnings per share expected to be enhanced by $.50 as a result of a new accounting principle and by $.10 - $.15 from the restructuring program. Car production is expected to continue to decline.

To our Shareholders

2001 was the year we took comprehensive initiatives to further implement cost reductions to address the downturn in vehicle production. The key elements of our plan were the following:
  Closure of airbag cushion fabrication in Sweden and move to Poland.
  Closure of airbag cushion fabrication in Utah and move to Mexico.
  Streamlining of our Dutch assembly plant.
  Reduction of overhead in our two Seat Sub-Systems plants and write-off of impaired non-performing assets within this business.
  Partial integration of former OEA`s Denver operations with our main U.S. inflator operations in Ogden, Utah.
The package is estimated to improve future operating results by $20-25 million annually. Since these actions in large part were completed in 2001, we should realize close to the full potential of the annual savings already in 2002.
  2001 also marked the retirement of our chairman Gunnar Bark. Mr. Bark was instrumental in the building of Autoliv from a $20 million company mainly in Sweden to the world's leading safety supplier it is today.

Expanding Operations
In North America, Autoliv's plant for Inflatable Curtains (IC) in Tilbury, Canada, went into commercial operation. This plant should realize a steady volume increase and profitability starting with the 2002 calendar year.
  An additional U.S. seat belt plant, located in Madisonville, Kentucky, started operations during the second quarter. This plant will help support our growing seat belt business, currently being handled by our Indianapolis plant and our two Mexican plants. The Kentucky plant is a greenfield operation with experienced management, equipped with latest technologies in hardware and software to ensure exceptional quality.
  In Europe, most of the U.K. seat belt production was moved to low labor-cost countries in Eastern Europe, as well as to specific automated lines in Germany with available capacity. The increased sales of labor intensive leather-wrapped steering wheels led to further expansion in Tunisia, where employment now exceeds 1,200 in four plants.
  Our 65/35 joint venture with the leading Korean automotive supplier Mando has purchased land outside Seoul, where a plant to produce both seat belts (today imported from other Autoliv plants) and airbags (today produced in a leased facility) will be erected during 2002.
  In Japan, all sales personnel and administrations, etc. from recently acquired companies were merged, resulting in four sales offices rather than 16. This organization will provide a uniform and efficient way of conducting total restraint systems business for our customers.
  On April 1, 2002, NSK's seat belt operations in Japan and Thailand will be consolidated when we take advantage of a call option to increase Autoliv's holding to 70% from today's 40%. This will add approximately $150 million in annual sales and position Autoliv as the second-largest belt supplier in Japan. The short-term influence on net profit will be marginal.

Product Expansion
In early 2002 a number of new product improvements have been developed, and orders secured for these innovations. These contracts include pre-pretensioners and adaptive load-limiters, which are described on page 13 and 14 in this annual report. Sales of the Inflatable Curtain (IC) continue to grow rapidly. The IC is fast becoming standard equipment in Europe, not only in premium cars but also in the middle segment. The penetration in Europe is based on consumer demand.
  In the U.S., both the IC for head protection and side airbags for chest protection are still to a large extent optional equipment, since they are not mandated by law and the market demand is still in an early stage.
  More speculative and long-term is the development of active safety, both Night Vision (which helps the driver to see better at night and in fog), and pre-crash sensing to gain time to activate critical restraint systems before an imminent crash. These products are described on page 13.

Entering the U.S. Electronics Market
In early 2002 we have concluded an agreement to acquire Visteon's Restraint Electronics (VRE), which has $150 million in annual sales and 350 employees in North America with over 100 of them in engineering.
  VRE will give us the complete system capabilities in North America that we have been looking for and that we have had for many years in Europe. Together with VRE, Autoliv Electronics will become one of the largest global suppliers of crash sensors and electronic control units for safety systems.
  Enhanced electronic capabilities also tie in well with the current trend toward active safety systems, which aim to avoid a crash altogether. These systems will require more electronics and software.
  The VRE acquisition will not have any negative earnings impact or any significant effect on Autoliv's net debt, but already within two years we expect the VRE investment to match the return on investment for the rest of the Company.

Cost Efficiency Program
The cost efficiency program continued during 2001 with some better-than-expected results. A program to decrease the manning levels in the U.S. by 1,000 persons was fulfilled before the middle of 2001, and 1,900 was reached before year-end, corresponding to 20% of the total U.S. staffing level.
  The ongoing effort to move labor intensive positions to low-labor-cost countries (LLCC) has also been successful. Our target to add 1,000 jobs in LLCC was surpassed, and we achieved a total of 1,450 during the full year. At the end of 2001, some 7,200 employees, corresponding to 25% of our workforce, are based in LLCC. This number has increased from only some 10% three years ago.

Outlook
During the spring of 2002, it seems likely that light vehicle production will decline from the already low levels recorded in the beginning of 2001, both in North America and particularly in Europe. The decreases, however, are likely to diminish as the year progresses and the year should end with production at a similar pace as 2001. Total light vehicle production is on average estimated to decrease by close to 3 percent vs. 2001, but will probably be compensated by new safety products and higher penetration rates. The projected vehicle production is based on information available in January.
  Autoliv will continue the cost efficiency programs already underway, and also continue new product introduction to strengthen our technical lead. Launch quality will also be a key focus as we are scheduled to make numerous new launches for the 2003 and 2004 model years.

Lars Westerberg
President and Chief Executive Officer

The market

The growth in global light vehicle production has increased Autoliv´s market by approximately 3% annually since 1993, (when Autoliv started to gather global market data). This growth driver, which fluctuates with the economic cycles, has been boosted by the booming U.S. economy during the '90s.
  A more significant growth driver is the safety content per vehicle which has increased the market since 1993 by almost 6% annually and increased the safety supply value from roughly $135 per vehicle to about $219 in 2001. This growth factor is driven by new regulations and safety innovations, and is relatively unaffected by swings in the economy.

The safety content per vehicle is expected to continue to grow mainly due to:
  New regulations in the U.S. that will mandate higher-priced "advanced airbags" in all new light vehicles, beginning in the fall of 2003. This regulation could have significant ripple effects for the entire global market.
  The market for side airbags for head protection could increase from close to 10 million units in 2001 to almost 30 million in 2004, based on already awarded contracts.
  New European test requirements on pedestrian protection that were accepted in 2001 by the vehicle manufacturers. The requirements will apply to new vehicle models from mid-2005.
  Consumers' increasing demand for safer cars, and the vehicle manufacturers' scramble for higher safety ratings in public crash test programs, such as the new Euro NCAP and NHTSA's tests in the U.S.

Market by products
During the past few years the market for occupant restraint products has been almost flat at about $12 billion (excluding steering wheels) due to the stronger U.S. dollar and falling vehicle production.
  In 2001, the side airbag market rose by nearly 40% in value and in unit sales to 40 million side airbags. The trend is expected to continue as a result of strong demand for head side airbags.
  The market for frontal airbags, which in 2001 amounted to 86 million units, fluctuates with global vehicle production. The value of this product area is expected to start expanding again in 2003 when "advanced airbags" are phased in.
  The seat belt segment has shown a relatively consistent growth of about 3% annually. The steadiness in this value increase is a result of the on-going introduction of new safety enhancements, such as pretensioners and automatic height adjusters. Global unit sales of seat belt pretensioners, for instance, rose in 2001 by 4% at the same time as vehicle production fell by 5%.
  The safety electronics market currently increases by a couple of percent per year. Growth is mainly driven by the fact that there are more electronically-triggered safety devices (such as side airbags and seat belt pretensioners) in each vehicle. The electronics business will benefit the most from the introduction of advanced airbags in 2003.

Market by regions
  The European market, which accounts for half of Autoliv's sales, currently represents 33% of the global market but has declined since 1999 due to the weaker Euro.
  The North American market, which accounts for a third of Autoliv's sales, represents 36% of the global occupant restraint market. The market in this region has been almost unchanged since the airbag boom in the '90s.
  Japan accounts for 18% of the global market and for 9% of Autoliv's sales. The rest of the world accounts for 13% of the global market and for 5% of Autoliv's sales. The difference is partly a reflection of the fact that most of Autoliv's sales in the rest of the world are through non-consolidated joint ventures.

Market by companies
  Since 1993, Autoliv has grown its sales at an annual rate of approximately 25% to $4 billion and become the global sales leader with approximately one third of the market. Acquisitions accounted for approximately half of the increase.
  The second largest player in the industry is TRW, a public American company, which accounts for approximately a quarter of the global safety systems market. TRW also produces other automotive products and has a large aerospace division.
  Takata is a Japanese, family-owned company, which in 2000 acquired a German airbag and steering wheel company. As a result, Takata's market share increased to almost a fifth of the market.
  The American company Breed, which emerged from Chapter 11 in 2000, is still owned by its creditors. Breed's market share is estimated to be less than 10%.
  Delphi, a public American company and the world's largest auto parts supplier, manufactures, among other things, steering wheels, electronics and airbags.
  The rest of the market is split among local manufacturers, mainly in Japan, Korea and Brazil.
  Autoliv's competitive strategy is to maintain its leadership position as the technology leader and a specialist company for automotive safety. Consequently, Autoliv has a more extensive global presence and more development resources in automotive safety than its competitors. These advantages are becoming increasingly important as vehicle manufacturers want their suppliers to be global and to have "system capabilities".

Sales by customers
  Although the car industry has undergone a comprehensive consolidation and the largest vehicle manufacturer now accounts for 25% of global light vehicle production, the largest customer of Autoliv accounts for 20% of the Company's revenues.
  The largest customer group is the "Ford family" with Ford, Volvo, Jaguar, etc.
  Even more important from a dependency standpoint is the fact that no individual contract accounts for more than 4% of Autoliv's sales. Each contract is typically for one car model, and the contract is usually valid as long as that car model is being produced (approximately 4-5 years).
  The contracts are awarded some three years before production starts. During this period, Autoliv often functions as a development partner for the new car model by sharing expertise on new safety-enhancing products.

Sales by regions
Customers in Europe account for more than 50% of Autoliv's sales and customers in North America for a third of consolidated sales. The European share has declined somewhat since 1999 due to the weaker Euro, while the relative importance of the North American market has increased slightly as a result of acquisitions, higher market shares and the stronger dollar.
  The Japanese market accounts for close to 10% and the rest of the world for about 5% of Autoliv's sales.
  The most important individual markets are the United States, Germany, France, Japan, Spain, Great Britain and Canada. Sweden accounts for 4% of revenues.
  In North America, Autoliv accounts for approximately one third of the airbag product market. The market share for seat belts has increased from 13% to 23% over the last two years. The share for steering wheels has increased to 6% since 1998, when Autoliv opened its North American steering wheel plant.
  In Europe, Autoliv's market share is approximately 50% for airbags and seat belts and approximately 15% for steering wheels.
  In Japan, Autoliv has a strong position in the airbag inflator market with a share exceeding 40%. For complete airbags, however, the market share is just above 10%, because local airbag production did not begin until 1998. The market share for steering wheels exceeds 20% following the acquisition in 2000 of Izumi, and the market share for seat belts will amount to 25% in 2002 when Autoliv will start to consolidate NSK's seat belt business.
  In the rest of the world, Autoliv has achieved market positions of 50% or more in many countries by early establishment of joint ventures or subsidiaries.

Autoliv’s Saftey System

The Volvo XC90, the sport utility vehicle which was first shown in January 2002, is an example of a new vehicle with many state-of-the-art safety products from Autoliv.

ON-CALL SYSTEM
The airbags´ electronic control unit automatically calls a Volvo On-Call Emergency Center after a severe crash and provides the rescue team with the location of the vehicle from the vehicle´s GPS navigation system. This post-crash system can also be used to trace a stolen vehicle. Introduced in 2000.

STEERING WHEEL
Driver airbags are increasingly being delivered integrated with the steering wheels. Autoliv started with this concept in 1995.

DRIVER AIRBAG
Estimated to reduce driver fatalities in frontal crashes by approximately 25% (for belted drivers). The vehicle's frontal airbags have two stages to adjust the deployment to the crash severity.

THORAX BAGS Estimated to reduce the risk of serious chest injuries in side-impact crashes by approximately 20%. Introduced by Autoliv and Volvo in 1994, and now available in most cars.

AUTOMATIC HEIGHT ADJUSTER
(for the front seat belts) assures that the shoulder belt is correctly positioned to provide the best possible restraint characteristics for different-sized occupants.

SEAT STRUCTURES
Produced by Autoliv since 1996 in order to develop and promote stronger seat structures.

SEAT BELT SYSTEMS Estimated to reduce the risk for serious injuries in frontal crashes by 40-50%. Produced by Autoliv since 1965. The seat belts in the Volvo XC90 have:

A) PRETENSIONERS that tighten the belt at the onset of a crash, using a small pyrotechnic charge, so that the restraining of the occupant starts as early as possible. Introduced by Autoliv in 1989.

B) LOAD LIMITERS which pay out some seat belt webbing before the load on the occupant's chest becomes too high. In the front seats where there is a risk of hitting the steering wheel or the dash board, the excessive energy is instead absorbed more uniformly by the frontal airbags. The load limiters in the Volvo XC90 are of a new design with two stages to provide an even load on the occupant's body from the combined seat belt and airbag system.

PASSENGER AIRBAG
Estimated to reduce fatalities in frontal crashes by approximately 20% (for belted occupants). Autoliv has been a pioneer in airbag technologies since the early 1980's.

INFLATABLE CURTAIN (IC)
Estimated to reduce the risk for life-threatening head injuries in side-impact collisions by more than 50%. It is also very efficient for rollover protection. This Autoliv innovation was introduced in 1998 and will soon be available in most cars. Manufactured using Autoliv's patented one-piece weaving technology.

ANTI-WHIPLASH SEAT (AWS)
Estimated to reduce the risk for neck injuries in rear-end collisions by more than 50%. An Autoliv innovation introduced in 1998 and available in all Volvo cars.

INTEGRATED CHILD SEAT
A foldable seat which makes it possible for children to use the vehicle's seat belt system, which is more efficient than a separately attached belt.

BELT-IN-SEATS (BIS)
Autoliv has developed a unique recliner to allow the shoulder belt to be attached to the backrest of the seat (instead of to the car structure). BIS will be especially effective in maintaining clearance between the head and the roof in rollovers.

ISOFIX CHILD SEAT
A safety seat especially designed and manufactured for Volvo. (Isofix is a global standard for attaching child seats, which reduces the risk of fastening the seat incorrectly.)

Research, Development & Engeneering (R,D&E)

Autoliv's research, development and application engineering is based on the Company's own tests and trials and on the expertise that Autoliv's specialists have gathered over many years. The R,D & E is also based on traffic accident data and insights into what various human body parts can withstand in a crash. Cooperation with leading car manufacturers is instrumental, as well as cooperation with independent scientists.
  Autoliv's research is also conducted in consultation with the Autoliv Technical Advisory Board, which consists of internationally recognized scientists such as the professors Murray Mackay, (chairman) from the University of Birmingham, UK; Hermann Appel, Technical University of Berlin, Germany; Jeff Crandall, University of Virginia, USA; and Per Lövsund, Chalmers University of Technology, Sweden.
  Corporate research projects are concentrated in a specialist center, Autoliv Research in Sweden, while corporate development projects are assigned to one of the major technical centers in France, Germany, Sweden or the United States. Technical centers have also been established in Australia, Japan, Korea, Spain and the U.K., and India has a sled track facility.

Patents
Autoliv holds more than 3,000 patents covering a large number of innovations, such as the Inflatable Curtain, the new sensor and algorithm for rollover protection, the one-piece-weaving technology for airbags, the buckle pretensioner principle, the seat-mounted thorax side airbag, the anti-whiplash seat principle and a vast number of other systems and technologies. The patents expire on varying dates through the year 2021. The expiration of any single patent is not expected to have a material adverse effect on Autoliv's financial position.

Total Safety Concept
The car occupant restraint industry has so far mainly focused on "In-crash systems" aimed at mitigating the consequences of an accident.
  However, as part of Autoliv's Total Safety System concept, the Company has widened its scope of safety enhancing areas to include both "pre-crash systems" and "post-crash systems". The pre-crash systems are often active systems that are aimed at preparing the safety systems for an imminent crash or, preferably, avoiding the crash altogether. Post-crash systems are devised to increase the occupant's chances of surviving after a serious accident.
  Autoliv's Total Safety System concept means that the Company's safety products shall give the best possible protection to any occupant in any type of collision without introducing any significant injury to any occupant in any position.
  Components and sub-systems must therefore be designed to interact with each other as one system. Seat belt pretensioners and frontal airbags, for instance, are tuned to each other via the same electronic control unit to give the best possible protective effect, and the deployment of the frontal airbags should be adjusted depending on crash severity and seat belt use.
  This is also how the vehicle manufacturers increasingly want to buy the safety products; as one complete system with sub-systems for all occupants in the vehicle. System supply and system development reduce a carmaker's costs and his need to coordinate competing suppliers of safety systems.
  Future restraint systems should provide protection for all kinds of occupants in various seat positions with or without seat belts (infants, elderly people, petite females, large males). The Smart Belt that Autoliv introduced in 2001 (see page 14) is an example of this effort.
  In real life, crashes are almost never "head-on" frontal collisions into a rigid, unmovable object at one specific speed (as in most crash tests required by the government regulators). Consequently, future safety systems should be able to do more than just determine if an accident is a frontal crash, a side impact, a rear-end collision or a rollover.
  An ideal system should be able to identify and provide protection to car occupants in collisions with various types of vehicles and objects (car-to-car; car-to-truck, etc.) up to a collision speed (i.e. crash severity) where there is still a survivable space in the vehicle's compartment. In addition, a vehicle should not cause injuries to pedestrians and other road users.
  Autoliv's research and development is therefore aimed at improving protection for real people in real crashes.

R,D&E/Projects

Pre-crash systems for accident prevention

Night Vision
By using an infrared (IR) camera, the driver's vision can be significantly improved at night and in fog. The view from the camera is projected on a heads-up display (a glass screen in front of the driver) just as in modern jet fighters.
  With Autoliv's system, the distance that the driver can see in front of the vehicle can be extended from less than 100 meters with dipped head beams to more than 500 meters in ideal conditions. In addition, there is no risk for glare from oncoming vehicles, since the IR camera that Autoliv uses is unaffected by the light from regular head lights.
  The camera in Autoliv's system comes from the American company, Indigo Systems. The two companies are currently optimizing Indigo´s new miniature IR-cameras for an automotive environment.
  The small size will make it easy to install the camera in suitable locations, such as under the rear edge of the hood. When used, the camera is raised and "looks" above the hood just as a periscope - without interfering with the driver's vision.
  Autoliv is developing the heads-up display and has the system responsibility for integrating the camera and the heads-up display into the vehicle.

Pre-pretensioning
This device will tighten the seat belt as early as one tenth of a second before a likely crash, using a fast electrical motor.
  The elimination of slack in the belt system can therefore start earlier - even before a crash - and the system can be made reversible. Consequently, it is possible to "strap in" the occupant more gently. It also makes it possible to tighten the belt as a precaution when it is difficult to predict whether there will be a crash or not. The new system will be especially effective in preventing occupants from being thrown forward during severe braking.

Pre-crash Sensing
In a few tenths of a second before a crash, Autoliv's near-zone radar sensors are capable of identifying the relative speed towards an object and the estimated time of impact. The regular crash sensor is then put in "alert mode".
  This will enhance the detection capability and timing of existing safety systems, particularly for relatively small, narrow objects, such as a pole or corner of another vehicle. The pre-crash sensing system will be especially useful in combination with pre-pretensioning.

In crash systems for injury mitigration

Smart Seat Belts
In Autoliv's Smart Belt, the retractor has a "gearbox" that can adapt the load on the occupant's body to the crash severity and - in future vehicles - to the individual occupant.
  In a crash, the Smart Belt starts by tightening the belt up to 15 cm (6 inches), using a pyrotechnic pretensioner. This eliminates slack and makes it possible to release some webbing at a later stage, if the load on the occupant becomes too high. The airbag is in stead used to absorb more load.
  In a traditional system, the loads to the occupant from the seat belt and the airbag are added to each other, when the airbag also starts to restrain the occupant. But in the Smart Belt, the system just shifts into the second, lighter gear so that the load on the occupant's body can be maintained at a relatively constant level.
  Equally important is the fact that the force of the combined systems - and thus the load on the occupant - can be tuned to the severity of each crash. In very violent crashes, the crash sensor just delays its signal to the Smart Belt to shift into the lighter, second gear.
  Many future vehicles will have advanced occupant weight sensing systems. In those vehicles, the Smart Belt could also be tuned to each occupant individually. This will be particularly important for small females who are more susceptible to high chest loads.
  Autoliv's Smart Belt is being introduced in cooperation with BMW on their new 7 series and with Mercedes on their new E-class model.

Pedestrian Protection
In Europe, pedestrians account for one fifth of all traffic fatalities. The EU Commission and the European vehicle manufacturers have therefore agreed to introduce new test requirements to improve the protection for pedestrians. The new requirements will apply to all new vehicle models from July 2005.
  To meet EU's specifications, the vehicle manufacturers can redesign the front and the hood to create a permanent clearance between the hood and the underlying hard car structure and engine. This could, however, affect styling and the image of well-known vehicle models. It could also increase fuel consumption and pollution.
  Autoliv has instead developed two active systems. The Active Hood consists of two actuators that slightly raise the hood to allow it to flex when the pedestrian’s head hits it. The Active Hood also reduces the potential of the pedestrian hitting the base of the windshield which is another very dangerous area.
  The third area of concern is covered by Autoliv's other system, the Pedestrian Protection Airbag (PPA), which deploys over the windshield pillars. Autoliv's PPA-bags are specially designed and patented. They have, for instance, a series of load-distributing ribbons to allow the bags to be both small and efficient.

Post-crash systems for injury survival
Volvo On-Call
The chances of surviving a serious crash decrease rapidly with every minute lost for the rescue team.
  Autoliv has therefore developed an automatic crash-robust emergency phone that calls an alarm center in the event of a crash and gives the rescue team the location of the vehicle. The call is placed by the electronic control unit of the airbags. The system was launched in 2000 in Europe in cooperation with Volvo as "Volvo On Call".
  The On Call System will this year become available also in the U.S., where the system will be complemented with a satellite link to secure unbroken contact in remote areas not covered by cell phone systems.
  In addition to saving lives, Autoliv's post-crash system is very effective against car thefts, because the system can be used to trace a vehicle when it has been stolen. As a consequence, insurance companies have started to give discounts to vehicles that have Autoliv's post-crash phone system.

Human resources

Human Resource (HR) activities are an integral part of Autoliv's business strategy that should contribute to the Company's goal of sustainable profit growth. To this end, the Human Resource departments in Autoliv have several tools, ranging from on-the-job training, job rotations, international assignments, to carreer opportunities and incentive-based, competitive compensation packages. The target - and the challenge - is to combine these tools in the most efficient way, thereby making best possible use of the talent, energy and dedication of each individual in Autoliv. This is also in the best interest of the employee.
  While it is important to have strong, empowered employees that drive, push and take initiative it is equally important that they cooperate and work towards the same targets.
  On a global level, the human resource activities and policies are coordinated by an HR Council which consists of the Human Resource Directors of the major Autoliv companies in North America, Europe and Asia.
  The overall target is to have empowered employees; global culture and cooperation; flexibility and labor mobility; and last but not least, motivated individuals.

Empowered Employees
To keep a company prospering, it is vital to secure talented people and to make sure that these people are capable of gradually assuming greater responsibilities. Finding these high-potential employees is the purpose of Autoliv's active recruiting process.
  By training all employees - including those on the factory floor - they can be given ever more demanding tasks. The most efficient training is often job rotation, both within the employee's existing organization and at other plants, departments and in other countries. In addition, Autoliv has a comprehensive program of training courses.

Training Programs
Skills development and on-the-job-training is provided by each Autoliv company. For the further development of its employees most Autoliv companies organize specialized training courses.
  On a global level, Autoliv runs the Autoliv Academy consisting of four main programs; MDP (Manufacturing Development Program) for managers in engineering and manufacturing, AMD (Autoliv Management Development Program) for leadership training for senior managers, TDP (Technical Development Program and the new PDP (Purchasing Development Program).

Global Culture
To realize the full potential of an international company, internal barriers have to be torn down and, instead, a common global culture formed. In this process, global databases as well as a corporate intranet are valuable tools. But it also involves "global networking" and international assignments in order to give key people experience in other countries. These employees will be instrumental in spreading and sharing common experience and skills. International experience from other Autoliv companies or another company will therefore increasingly be a requirement for the top positions in Autoliv's major subsidiaries. (On the corporate level, more than half of the management already have this background.)

Labor Mobility and Flexibility
The current globalization and rapidly changing competitive landscape make it important to have flexibility and employees that are prepared to adjust to and - preferably - lead the changes. Autoliv's many well-educated employees who are willing to travel and move are therefore a great asset.
  Mobility of key employees is necessary for Autoliv's moves of production to low-labor-cost countries. It is, of course, necessary that managers in high-cost countries also support these re-allocations, even though it leads to staff reduction in their region.

Incentives
To attract, retain and motivate management talent, the compensation to key employees in Autoliv consists of a package with three components: a base salary, a performance-based bonus and a long-term incentive plan.
  A manager's bonus is typically based on a combination of the earnings after interest expense of Autoliv Inc. and the local unit where he/she works. The long-term incentives are usually in the form of stock options with 10-years maturity, (see page 34).

Corporate Compliance Program
Autoliv is committed to the maintenance by all of its personnel of the highest ethical and legal standards in the conduct of its business. The Company has therefore adopted a Corporate Compliance Program to promote ethical and lawful behavior of the employees and the agents of the Autoliv companies.

Environment

Autoliv's environmental program is a continuous improvement process that was initially formalized in 1996 into a systematic plan. This plan is based on the Company's Environmental Policy (see: www.autoliv.com/manufacturing).
  In accordance with the policy, Autoliv's facilities are being certified according to ISO 14001, an international environmental management standard. Including all major plants in Europe and North America, the certified operations account for more than 85% of Autoliv´s consolidated sales.
  The plan also calls for training of employees in environmental management. The employees are also encouraged to contribute to improving our Company's environmental management. In 2001, this led to the award shown in the picture below.

Impact from Production
Most of Autoliv's production consists of assembly of components, mainly steel and plastics, manufactured by external suppliers.
  The environmental impact from Autoliv's production is consequently small compared to most engineering companies, as can be seen by the graph to the right.
  In its pursuit of continuous improvements, every Autoliv production facility continuously monitors several environmental indicators, such as:
  Energy consumption
  Chemical index
  Water consumption
  Freight
  Use of packaging material
  Environmental training of personnel
Product Improvement
Since the environmental impact from Autoliv's manufacturing process is relatively low, redesigning products is the Company's most efficient tool for environmental improvements.
  In a new design, material consumption can be reduced and materials can be replaced by more environmentally friendly ones. Less need for material also reduces pollution at steel mills and in the rest of the supply chain.
  It also leads to less weight in the vehicles and, consequently, to less fuel consumption and pollution during the life of a vehicle.
  In addition, it makes scrapping and recycling easier at the end of the vehicle's life.
  The development of environmentally friendly safety systems with low-weight is one of Autoliv's competitive tools. The environmental effects of a new product is assessed at the check points ("tollgates") in Autoliv's Product Development System (APDS).

New EU Directive
In 2000, the European Parliament adopted the ELV (End of Life of Vehicles) directive which states that 95% of the material in a new vehicle shall be recoverable. ELV also significantly restricts the use of hazardous substances. The directive will be phased in, starting in the fall of 2003, on all new vehicle models.
  Several years ago, Autoliv started its preparations for this expected change by putting increased focus on material reduction, elimination of hazardous substances and the use of recyclable materials. Autoliv's suppliers have also been involved in these efforts.
  As a result, Autoliv is considered by many vehicle manufacturers to be one of the most advanced suppliers in this area.
  We are committed to maintaining that lead by continuing to optimize the design and recycleability of our products and improving our manufacturing processes.

Cooperation with Customers
Each Autoliv plant cooperates closely with its customers and suppliers to make shipping efficient and to improve the environment in several other ways. This cooperation takes place on many levels.
  On a corporate level, for instance, Autoliv is represented in the Ford Supplier Environmental Forum together with ten other leading Ford suppliers that have a track record of being in the forefront of environmental management.

Quality

Autoliv's products face extremely high reliability requirements. To meet this challenge Autoliv has for many years applied a "zero defect" quality policy based on proactive and preventative principles.
  In manufacturing, for instance, no defective materials, intermediate products or finished products should be passed to the next stage of production. Check points are installed at critical process stations to assure 100% conformity. Checks may be completed manually or with monitoring equipment, such as weight sensors, pressure sensors and computer-guided cameras.

Internal Audits
Autoliv has a philosophy to find the best practices among its subsidiaries and use these as benchmarks for improvement activities for subsidiaries with similar processes. For this purpose, tailor made audit teams carry out a number of internal audits each year. The audits may be made for manufacturing processes (Process Audits) as well as development projects (Project Audits). The requirements included in the audits are based on ISO 9000, QS 9000 and Autoliv Product Development System (APDS).
  Process Audits are performed to evaluate the quality, effectiveness and environmental impact of the main business processes.
  A Project Audit checks and monitors the application and effectiveness of quality assurance actions in the product development process. It also identifies the main fields of improvement, and determines appropriate and timely corrective actions to ensure project success.
  The procedures for internal audits are defined in Autoliv's Corporate Standards, a document developed for procedures, guidelines, systems and tools mandatory in all Autoliv companies.

Lessons Learned
In an ongoing process, Autoliv is continuously improving quality. When a defect is detected, the problem solving process begins. The root cause is identified and corrective actions are taken to eliminate this cause. Autoliv then uses the Lessons Learned Process to communicate improvements to all related Autoliv plants.
  By leveraging corrective actions throughout the organization, global effectiveness is raised and unnecessary costs are avoided. Autoliv also includes "success stories" from its Kaizen program in the Lessons Learned Process.
  By effectively sharing knowledge and know-how, an organization's intellectual capital can be increased - a requirement to accomplish high quality.

Six Sigma
Autoliv launched its "Six Sigma" program in the summer of 2001. The Six Sigma methodology is a set of tools used to improve process productivity and quality capability. In conjunction with APS (Autoliv Production System) and APDS, Six Sigma will enhance and expand our continuous improvement system.
  The first project-based training began at Autoliv North America in November. During 2002, the program will be expanded to include European and Asian facilities.
  Autoliv anticipates that 150 tool "Mentors" (i.e. Black Belts) will be certified in 2002 and that this number will be doubled during the following year. One "Champion" is also being trained at each Autoliv facility. As a key manager, the Champion will tailor the Six Sigma implementation to each facility's needs. By the end of 2003, Autoliv will have Champions and Mentors for Six Sigma in every facility worldwide. Design for Six Sigma projects will also be launched during the current year.
  To introduce Six Sigma, Autoliv has started to apply it to some 20 projects. In addition to higher quality and delivery precision and other results that are difficult to measure, these initial projcts are expected to generate cost savings of several millions annually.

Management's Discussion and Analysis

NET SALES BY PRODUCT GROUP

Years ended December 31, (Dollars in millions)	2001	2000	1999
Airbag products (incl. steering wheels)	$2,817 71%	$2,934 71%	$2,715 71%
Seat belt products (incl. seat components)	1,174 29%	1,182 29%	1,097 29%
Total	$3,991 100%	$4,116 100%	$3,812 100%

YEAR ENDED DECEMBER 31, 2001 VERSUS YEAR ENDED DECEMBER 31, 2000 Net sales and Gross profit

Components of sales decrease in 2001	Airbag products	Seat belt products	Total
Organic sales growth	(5%)	3%	(3%)
Impact of acquisitions, net of divestitures	4%	1%	3%
Effect of exchange rates	(3%)	(5%)	(3%)
Reported sales decrease	(4%)	(1%)	(3%)

After several consecutive years of sales increases, net sales for 2001 decreased by 3%. This compares with an estimated average decrease in production of light vehicles of 5% in the Triad (i.e. Europe, North America and Japan). In reported dollars, the decrease was $125 million. The strengthening of the U.S. dollar, particularly against the Euro, reduced reported sales by 3%. Acquisitions made during 2000 added incremental sales in 2001 of $130 million or 3%. The effect from acquisitions was principally in the first quarter and reflected the acquisitions, early in the second quarter of 2000, of OEA, Inc. and the North American seat belt operations of NSK. The disposition of non-core operations resulted in a reduction in sales of $13 million. Consequently, Autoliv's organic sales (i.e. sales in local currencies excluding acquisitions/divestitures) decreased by 3%.
  During 2001, light vehicle production is estimated to have declined by 10% in North America and 4% in Japan. Europe is estimated to have increased light vehicle production by 1%. The decrease in production in North America contrasts with the relatively strong sales of light vehicles. A significant portion of those sales was out of inventories that had accumulated during 2000.
  The 5% organic decrease in sales of airbag products, from year 2000 levels, was consistent throughout the year. The decrease reflected the particular weakness in the North American market, as well as an unfavorable customer and vehicle type mix in that market.
  Autoliv has its highest market share in the passenger car segment, in which production declined by 14%. Whereas in the other segment, light trucks (including SUV's), production increased by 2%. The continuing rollout of new products, such as side-impact airbags (including Autoliv's Inflatable Curtain) mitigated the unfavorable market and vehicle mix impacts.
  The 3% organic growth in sales of seat belt products was primarily due to continued gains in market share, driven by new business in Korea and continuing market share gains in North America. However, after growing 7% in the first half of the year, compared to the equivalent quarters in 2000, sales of seat belt products leveled off in the second half of the year. The increase in sales of seat belt products early in the year was primarily due to gains in market share in North America that were first reflected in the second half of 2000.
  The pressure on unit sales prices in the automotive components industry continues and reduction of costs remains a major strategic objective of the Company. Despite the beneficial effect of ongoing cost reduction programs (e.g. the shifting of production to low labor-cost countries, product redesigns, product standardization, efficiencies from global purchasing activities, and continued improvements in manufacturing productivity), the gross margin percentage fell in 2001 to 16.4% from 19.1% in 2000. The benefit of the cost reductions was not sufficient to offset the effects of pricing and unfavorable customer and product mix.

Unusual Items
In October 2001, the Company announced a restructuring package in the wake of falling car production. The cost for the package ("Unusual Items"), which totaled $65 million, was charge to the third quarter earnings. The restructuring package is expected to generate annual cost savings in the range of $20-25 million. Since these actions were, in large part, completed before the end of 2001, they started to have a favorable effect in the fourth quarter. The package includes consolidation and streamlining of operations, more moves to low-labor-cost countries, asset write-offs and provisions for contractual, warranty and liability issues. Restructuring costs include asset write-offs of the Seat Sub-System division, severance costs related to the U.S. and the Swedish textile operations and additional costs incurred for the partial integration of a former OEA plant into the main U.S. inflator operations. Of the $65 million total, $24 million relates to write-offs of assets (including goodwill) and $36 million to provisions - in total $60 million - which have not had any effect on cash flow. Excluding the effect of these charges, gross margin would have been 17.6% for 2001, the same level achieved in the fourth quarter of 2001.

	Pro-Forma Excluding Unusual Items	Unusual Items	As reported
Total net sales	$3,991.0		$3,991.0
Cost of sales	(3,290.1)	$(46.1)	(3,336.2)
Gross profit	700.9	(46.1)	654.8

Selling, general & adm. expenses	(196.7)		(196.7)
Research, development & engineering expenses	(200.8)		(200.8)
Amortization of intangibles	(67.6)	(5.7)	(73.3)
Other income (expense), net	3.2	(13.5)	(10.3)
Operating income	239.0	(65.3)	173.7

Equity in earnings of affiliates	5.7		5.7
Financial items, net	(62.6)		(62.6)
Income (loss) before taxes	182.1	(65.3)	116.8

Income taxes	(78.3)	18.5	(59.8)
Minority interests in subsidiaries	(9.1)		(9.1)
Net income (loss)	$94.7	$(46.8)	$47.9
Earnings per share	$.97	$(.48)	$.49

Operating income
Operating income in 2001 was $174 million or 4.4% of sales. This compares with operating income of $340 million in 2000, which was 8.2% of sales. This margin decrease was due to the decline in gross margin and a higher level of operating expenses. The Unusual Items increased operating expenses by $19 million and reduced operating income by $65 million or 1.6% of sales. Excluding the Unusual Items, cost increases were held to about 3%, corresponding to 0.6% of sales. An increase in SG&A expenses was due, in part, to expansions in Korea and Japan. RD&E spending also increased, and is expected to continue to increase, as it is necessary to incur engineering expense to support the growth of order intake. Such orders, on average, go into production approximately three years after they are received.

Interest expense, net
Interest expense, net was $60 million in 2001 compared to $54 million in 2000. Net debt at December 31, 2001, increased to $1,023 million from $1,009 million at December 31, 2000. Ending average net debt, therefore, increased only marginally in 2001. However, the average outstanding during 2001 was approximately $200 million higher than during 2000. A higher requirement for working capital and the cost of acquisitions contributed to the higher borrowing requirement. The weighted average interest rate, net was 5.8 % in 2001 compared to 6.5% in 2000. Lower interest rates, therefore, only partially offset the higher borrowing requirement. In the fourth quarter, interest expense, net was running at an annual rate of $57 million.

Income taxes
The effective tax rate in 2001 was 51.2% versus 40.3% in 2000. The increase was due primarily to the effect of a largely fixed amount of non-deductible goodwill amortization relative to lower earnings.

Net income and Earnings per share
As a result of the lower operating margin and the higher interest cost, net income was $48 million in 2001 compared to $169 million in 2000. Net income as a percentage of sales decreased to 1.2% in 2001 from 4.1% in 2000. Earnings per share was $.49 during 2001 compared to $1.67 during 2000. Currency effects are estimated to have had a negligible effect on earnings per share. The Unusual Items reduced net income by $47 million and earnings per share by $.48.

YEAR ENDED DECEMBER 31, 2000 VERSUS YEAR ENDED DECEMBER 31, 1999 Net sales and Gross profit

Components of sales increase in 2000	Airbag products	Seat belt products	Total
Organic sales growth	5%	9%	6%
Impact of acquisitions, net of divestitures	9%	9%	9%
Effect of exchange rates	(6%)	(10%)	(7%)
Reported sales increase	8%	8%	8%

Net sales for 2000 increased by 8%. In reported dollars, the increase was $304 million. The strengthening of the U.S. dollar, particularly against the Euro, reduced reported sales by approximately 7%. Acquisitions made during 2000 and 1999 added incremental sales in 2000 of $357 million or 9%. The disposition of non-core operations resulted in a reduction in sales of $13 million. Consequently, Autoliv's organic sales (i.e. sales in local currencies excluding acquisitions/divestitures) increased by approximately 6%, while the overall growth in worldwide production of light vehicles was just over 1%.
  The organic increase in sales of airbag products was principally due to the continuing rollout of new products, such as side-impact airbags (including Autoliv's Inflatable Curtain) as well as gains in market share in steering wheels.
  The organic growth in sales of seat belt products was primarily due to continued gains in market share, especially in the North American market.
  The pressure on unit sales prices in the automotive components industry continued. Despite the beneficial effect of ongoing cost reduction programs, the gross margin percentage fell in 2000 to 19.1% from 21.2% in 1999. In the second half of the year, increases in the price of steel, petroleum-based materials and electronic components fed through to cost of sales. In addition, margins were hurt by supply chain issues associated with fast volume ramp-ups of new program launches and with production shifts to low laborcost countries.
  The margin declines were particularly pronounced in the fourth quarter, with the gross margin falling to 15.5%. On top of the effect of raw materials price increases and the supply chain issues, the North American market contracted sharply in the fourth quarter. It was not possible to reduce production overheads as quickly as decreases in production volumes occurred. In response, the Company began implementing a comprehensive action program to reduce headcount and to consolidate manufacturing. The program principally affected North America, but impacted Europe as well.

Operating income
Operating income in 2000 was $340 million or 8.2% of sales. This compares with operating income of $369 million in 1999, which was 9.7% of sales. This margin decrease was due to the decline in gross margin, partially offset by a lower level of operating expenses. The decrease in the level of operating expenses was the result of a small decrease in the level of RD&E spending.

Interest expense, net
Interest expense, net was $54 million in 2000 compared to $42 million in 1999. Net debt at December 31, 2000, increased to $1,009 million from $596 million at December 31, 1999. Average net debt increased by $155 million during 2000. A higher requirement for working capital, the cost of acquisitions, and the Company's share repurchase program all contributed to the higher borrowing requirement. The weighted average interest rate, net was 6.5% in 2000 compared to 6.2% in 1999. Lower interest rates, therefore, only partially offset the higher borrowing requirement.

Income taxes
The effective tax rate in 2000 was 40.3% versus 40.0% in 1999. The increase was due primarily to the effect of a largely fixed amount of non-deductible goodwill amortization relative to lower earnings.

Net income and Earnings per share
As a result of the lower operating margin and the higher interest cost, net income was $169 million in 2000 compared to $200 million in 1999. Net income as a percentage of sales decreased to 4.1% in 2000 from 5.2% in 1999. Earnings per share was $1.67 during 2000 compared to $1.95 during 1999, a 14% decrease. Currency effects are estimated to have reduced reported earnings per share by 16 cents. The Company's share repurchase program improved earnings per share by one cent.

OUTLOOK FOR 2002

Due to the reduction over the past six months in light vehicle inventories, customers' inventories are, at the beginning of 2002, the lowest in North America since the strike at GM in July 1999. Despite these low inventories, light vehicle production in North America is expected to decrease by 0.5% during the first quarter and by 1% during the full year. In Europe, the decline in vehicle production is projected to be approximately 6% during the first quarter and 3% during the full year. These projections are based on market information available in January.
  The Company's sales during this year will also be effected by the consolidation, from April 1, of NSK's Asian seat belt business. The Company currently has a 40% interest in this business and intends to exercise one of its options to increase its ownership interest by 30%, at a cost of approximately $29 million (including debt assumed). This will add some $150 million in annual sales with no material short-term effect on net income.
  In February 2002, the Company concluded an agreement to acquire Visteon's Restraint Electronics (VRE), which has $150 million in annual sales. VRE has 350 employees in North America with over 100 of them in electronic engineering. VRE will give Autoliv the complete system capabilities in North America that the Company has had for many years in Europe. Together with VRE, Autoliv Electronics will be one of the largest global suppliers of crash sensors and electronic control units for safety systems. The VRE acquisition, for which Autoliv will pay $25 million, will not have any negative earnings impact. The aquisition is subject to governmental approvals.
  Some component prices have declined, but prices of nylon yarn, plastics and other oil-based commodities are still high. The pricing pressure from the market has therefore to be offset by the restructuring program announced in October and by other internal actions. The operating margin in 2002 will also be improved by approximately one percentage point by a new accounting principle that abolishes annual amortization of goodwill. Although this change in the accounting principle will have no effect on taxes paid, reported pre-tax income will be higher, and Autoliv's effective tax rate is expected to decline to around 35%.
  It should, however, be pointed out that most of the profit improvement the Company expects during 2002 is based on the assumption that the global economy will start its recovery in the U.S. in the second half of the year.

LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL POSITION

Operating and Investing activities
Cash provided by operating activities was $266 million in both 2001 and 2000, and $436 million in 1999. The requirement for working capital continued to increase throughout the first three quarters of the year. As a result of the contraction in the U.S. automotive market, which began towards the end of 2000, inventories and accounts receivable increased. Working capital decreased somewhat during the fourth quarter, mainly reflecting Management's increased efforts to control working capital levels.
  Cash generated by operating activities continues to be more than adequate to cover capital expenditures. These expenditures, gross, for property, plant and equipment were $248 million in 2001, $235 million in 2000, and $258 million in 1999. Capital expenditures as a percentage of sales were 6.2% in 2001, 5.7% in 2000, and 6.8% in 1999. Capital expenditures for 2002 are expected to range from $230 million to $260 million.
  Most capital expenditure is allocated to additional manufacturing capacity, which supports both order intake and the production of new products. Major capital expenditures in 2001 were for capacity expansions for inflators in Europe and the U.S., as well as capacity expansions in Europe for airbags and steering wheels. During 2001, the Company also completed a major expansion, begun in 2000, of its technical centers in the U.S. and France and the construction of a new seat belt facility in the U.S. State of Kentucky. During 2000, the Company substantially increased manufacturing capacity for inflators and steering wheels. There was also significant new investment in weaving capacity in the U.K. and Canada. During 1999, new plants were completed in Argentina, Canada, Poland, Turkey and Tunisia. Also in 1999, construction of a new technical center was completed in Japan.
  The Company has continued its expansion through acquisitions. Cash (net of cash acquired) paid for acquisitions was $13 million in 2001, $211 million in 2000, and $44 million in 1999. Goodwill of $7 million, $206 million and $21 million, respectively, associated with these acquisitions was being amortized (until December 31, 2001) over 5 to 40 years.
  An agreement was signed in November 2000 to establish a new venture with Mando Corporation, a leading Korean auto parts supplier. This new venture, Autoliv Mando Corporation, in which Autoliv holds 65% of the shares, was consolidated starting January 2001. The current annual sales are approximately $35 million. Effective January 1, 2001, the Company exercised its option to purchase, for 84 million French Francs (approximately $12 million), an additional 17% of the Livbag inflator operations in France. This purchase increased the Company's ownership interest to 83%. In June, 2001 the Company made Autoliv Romania S.A. a wholly owned subsidiary by acquiring the remaining 10% of the shares. In August of 2001, the Company acquired the remaining 10% minority interest in Autoliv Thailand.
  As of May 1, 2000, the Company acquired OEA, Inc., the Company's main supplier of initiators for airbag inflators. Excluding OEA's Aerospace Division, OEA had sales of approximately $205 million in its last fiscal year, which ended July 31, 1999. OEA's Aerospace Division was not consolidated by Autoliv and substantially all of the Aerospace assets were subsequently sold. As of January 1, 2000, the Company acquired Japan's second largest steering wheel business, which had annual sales of approximately $99 million. As of April 1, 2000, the North American seat belt operations of NSK, with annual sales of approximately $70 million, were acquired together with a 40% interest in NSK's Asian seat belt operations. The Company has an option to acquire the remaining 60% in two steps on April 1, 2002 and 2003.
  In February 2000, Autoliv exercised its option to increase, from 49.5% to 51%, its interest in the Estonian company Norma AS, the dominant seat belt supplier to the Russian vehicle industry. The Company also sold three small non-core operations during 2000.
  During 1999, Autoliv increased its ownership interest in six companies, including the joint venture investments in Indonesia and Japan that became consolidated subsidiaries. Isodelta, a European steering wheel company, and Autoliv Turkey became wholly owned. In addition, Autoliv purchased a 49.5% interest in Norma AS. Autoliv also sold a small non-core company during 1999.

Financing activities
Cash used after operating and investing activities was $3 million in 2001. Cash and cash equivalents increased by $2 million. Cash provided by financing activities was $10 million. As a result of these factors, the Company's net debt (i.e. debt, net of cash) increased by only $14 million during 2001 to $1,023 million. The net debt to capitalization ratio was 35% at December 31, 2001, compared to 34% at December 31, 2000. The weighted average interest rate on the $1,107 million of debt outstanding at December 31, 2001, was approximately 5%.
  The Company has an $804 million revolving credit facility, (RCF), syndicated among 16 banks. The agreement is divided in two facilities, one of $530 million, maturing in November 2005, and one renewable 364-day facility of $274 million. The overall commitment of $804 million supports the Company's commercial paper borrowings as well as being available for other corporate purposes. Borrowings are unsecured and bear interest based on the relevant LIBOR rate. The Company pays a facility fee based on the unused amount of the RCF. Borrowings are prepayable at any time and are due at expiration. The facility is subject to financial covenants requiring the Company to maintain a certain level of debt to earnings and a certain interest coverage ratio. The Company was in compliance with these covenants at December 31, 2001. These covenants do not impair the ability of Autoliv Inc. to make regular quarterly dividend payments or to meet other expected cash commitments.

Borrowings outstanding and available to the Company at December 31, 2001, are summarized below:
Type of Facility (Dollars in millions)	Amount of Facility	Amount Outstanding	Weighted Average Interest Rate	Additional Amount Available
Revolving credit facility (matures 2005)	$530	$200	2.3%	$330
Revolving credit facility (364 days-November 2002)	274	0		274
U.S. commercial paper program	850	209	3.0%	641 1)
Swedish commercial paper program	430	166	4.1%	264 1)
Other lines of credit	285	22	3.2%	263
5-year Eurobond (due in 2006)	265	265	6.5%	0
Swedish medium-term note program (due 2003-2008)	380	196	5.9%	184
Other long-term debt (various maturities through 2014)	72	49	3.2%	23
	$3,086	$1,107		$1,979

1) Total outstanding commercial paper programs (CP) should not exeed total undrawn revolving credit facilities (RCF) according to the Company's financial policy, see page 24.

The Company has two commercial paper programs. One is a $850 million U.S. commercial paper program (rated A2-P2 by Standard & Poors and Moody's, respectively). The other is a Euro (€) 485 million Swedish commercial paper program rated K1 by Standard & Poors. The Company also has credit facilities with a number of banks that manage the Company's subsidiaries' cash pools. In addition, the Company's subsidiaries have credit agreements, principally in the form of overdraft facilities, with a number of local banks. Commercial paper borrowings in the amount of $330 million outstanding at December 31, 2001, are classified as long-term because the Company intends to refinance these borrowings on a long-term basis either through continued commercial paper borrowings or utilization of the available credit facilities.
  At December 31, 2001, the maturities of long-term debt were as follows (in millions): 2002: $3.2; 2003: $70.5; 2004: $29.4; 2005: $623.5; 2006: $285.5; 2007 and thereafter: $28.2.
  At December 31, 2001, future minimum lease payments for non-cancelable operating leases total $55.6 million and are payable as follows (in millions): 2002: $11.7; 2003: $8.5; 2004: $5.6; 2005: $4.6; 2006: $4.3; 2007 and thereafter: $20.9
  In May 2000, the Board of Directors authorized a Share Repurchase Program for up to ten million of the Company's shares. During the year 2000, the Company repurchased 4.5 million shares at a cost of $103 million. There were no repurchases during 2001. At December 31, 2001, there were 98.0 million shares outstanding, net of shares repurchased. At December 31, 2000, there were 97.8 million shares outstanding, net of shares repurchased.
  Autoliv pays regular quarterly dividends. The current dividend is $.11 per share each quarter. Total cash dividends of $43.0 million were paid in 2001, compared to $44.5 million in 2000. For the foreseeable future, cash flow from operations, together with available financial resources, are expected to be adequate to fund Autoliv's anticipated working capital requirements, capital expenditures, acquisition program, share repurchase program and dividend payments.

New Accounting Pronouncements
Several new accounting policies issued by the Financial Accounting Standards Board ("FASB") have been implemented during 2001. The adoption of these new policies has not had any material impact on the Company's results of operations or financial position. See Note 1 to the Consolidated Financial Statements included herein. FASB Statement on Financial Accounting Standards ("FAS")-144 Accounting for the Impairment or Disposal of Long-lived Assets and FAS-142 Goodwill and Other Intangible Assets will be implemented starting January 1, 2002. FAS-144 is not expected to have any material impact on the Company's results of operations or financial position. However, the application of FAS-142 will result in a reduction of approximately $50 million of annual amortization of goodwill. FAS-142 abolishes the amortization of intangible assets for which the expected period of benefit may be indeterminate at the time of acquisition and introduces a process for evaluating whether goodwill has been impaired. When FAS-142 is adopted, an initial impairment review is required within six months. Management does not expect any significant goodwill impairment provisions upon adoption of FAS-142.
  In August 2001 the FASB issued FAS-143 Asset Retirement Obligations, regarding non-temporary removal of long-lived assets from service, whether by sale, abandonment, recycling or other method of disposal. FAS-143 will become effective for fiscal years beginning after June 15, 2002, which for the Company will be January 1, 2003. Management does not expect that the adoption of FAS-143 will have a material impact on the Company's results of operations or financial position.

Impact of Inflation
Inflation generally has not had a significant impact upon the Company's financial position or results of operations. Inflation is currently expected to remain low in all of the major countries in which the Company operates.

Personnel
The total headcount (employees plus temporary hourly workers) decreased by 600 during the 12-month period to 31,800 at year-end. In high-cost countries the headcount was reduced by 2,000 or 8% during the year. However, the headcount increased in low labor-cost countries by 1,400 during the year. As a result of the move of production to low labor-cost countries, Autoliv currently has 25% of its employees in those countries compared to 20% a year ago.
  Compensation paid to Directors and Senior Management is reported, as for all public U.S. companies, in the Company's proxy statement which is distributed to the Company's shareholders.

APPLICATION OF ACCOUNTING POLICIES

The Company's significant accounting policies are disclosed in Note 1 to the Consolidated Financial Statements included herein. The application of accounting policies necessarily requires judgements and the use of estimates by a company's management. Actual results could differ from these estimates. Management considers it important to assure that all appropriate costs are recognized on a timely basis. In cases where capitalization of costs is required (e.g. certain pre-production costs), stringent realization criteria are applied before capitalization is permitted. The depreciable lives of fixed assets are intended to reflect their true economic life, taking into account such factors as product life cycles and expected changes in technology. Assets are periodically reviewed for realizability and appropriate valuation allowances are established when evidence of impairment exists. Impairment of long-lived assets has generally not been significant. Start-up operations are given a reasonable time to develop before impairment provisions would be considered.
  The Company is subject to claims and legal proceedings that arise in the ordinary course of business, principally related to alleged defects in products manufactured by the Company. The Company diligently defends itself in such actions and, in addition, carries insurance coverage, to the extent reasonably available, against insurable risks. The Company believes, based on currently available information, that the resolution of outstanding claims, after taking into account available insurance coverage and provision for product recalls, should not have a material effect on the Company's financial position or results of operations.

MARKET AND FINANCIAL RISKS
The Company's operations consist principally of manufacturing and sales in several countries. Although the Company has no customer group accounting for more than 20% of sales and no single contract accounting for more than 4% of sales, the Company is dependent on a relatively small number of customer groups with strong purchasing power. The loss of all of the business of a single customer group could have a material adverse effect on the Company.

Net borrowings at December 31, 2001

	% of	% fixed	% floating	Maturity of
	total	interest	interest	fixed rate part
USD	70	53	47	3 years
EUR	11	100	-	3 years
SEK	9	56	44	5 years
JPY	4	61	39	2 years
Other	6	-	100
	100	56	44

Given this interest rate profile, a 1% change in interest rates on the Company's floating rate debt would change interest cost by approximately $5 million.

  The Company, at each stage of production, relies on internal or external suppliers in order to meet its delivery commitments. The Company may be dependent, in certain instances, on a single supplier for certain components. In addition, the Company's customers, in many cases, require that the Company's suppliers are qualified and approved by them. Disruptions in the supply chain could lead to extra costs in order to meet delivery commitments.
  The Company carries product liability and product recall insurance with limits that management believes are sufficient to cover the risks. Such insurance may not always be available in such amounts and a substantial recall, or liability in excess of coverage levels, could have a material adverse effect on the Company.
  The Company manufactures its products in several countries and sells the products mostly in those countries, but also in other markets. As a result, the Company's financial results are affected by economic conditions in the markets in which the Company distributes its products. The Company is also exposed to financial risk through its international operations and debt financed activities. This financial risk is caused by variations in the Company's cash flows resulting from changes in foreign exchange rates and interest rate levels, as well as from refinancing and counterparty risks. Below follows a description of the Company's financial risks and its overall policy to manage them.
  The Company defines the risks as currency risk, interest rate risk, refinancing risk and credit risk. In order to reduce these risks, and to take advantage of economies of scale, the Company has a central treasury function supporting operations and management. The Treasury Department handles external financial transactions and functions as the Company's in-house bank for its subsidiaries.

Currency Risk - Transaction Exposure
Transaction exposure arises because the cost of a product originates in one currency and the product is sold in another currency. The Company's gross transaction exposure is about $390 million annually. Part of the flow has counter-flows in the same currency pair, which reduces the net exposure to about $315 million per annum. The three largest net exposures are USD/MXN, EUR/GBP and USD/CAD, which together account for half of the Company's net exposure. The total net exposure is, however, spread over 19 currency pairs. In order to mitigate the short-term impact of currency movements, the Company hedges 100% of forecasted exposure in the coming six months and 75% of forecasted exposure in the period seven to twelve months out.

Currency Risk - Translation Exposure in the Income Statement
Another effect of exchange rate fluctuations arises when the income statements of the non-U.S. subsidiaries are translated into U.S. dollars. The Company's policy is not to hedge this type of translation exposure.
  Outside the U.S., the Company's most significant currency is the Euro. The Company has estimated that a one percent change in the value of the U.S. dollar versus the Euro has approximately a $20 million annual impact on reported U.S. dollar sales and approximately a two million dollar impact on operating income.

Currency Risk - Translation Exposure in the Balance Sheet
A translation exposure also arises when the balance sheets of non-U.S. subsidiaries are translated into U.S. dollars. The general policy of the Company is to finance major subsidiaries in the country's local currency. Consequently, changes in currency rates relating to funding have a small impact on the Company's income. In addition, the Company previously hedged up to 50% of the Euro denominated equity to further reduce the currency risk on the balance sheet. This hedge was discontinued early in 2001 with no material effect during the year. The current policy is not to hedge this type of translation exposure.

Interest Rate Risk
Interest rate risk is the risk that interest rate changes will affect the Company's borrowing costs. The Company's policy is that, as a target, at least 50% of its net debt shall have fixed interest rates with an average life of at least three years. The fixed rate debt is achieved both by issuing fixed rate notes and through interest rate swaps. The table on previous page shows the maturity and composition of the Company's borrowings at year-end.

Refinancing Risk
Refinancing risk or borrowing risk refers to the risk that it could become difficult to refinance outstanding debt. In order to protect against this risk, the Company has a syndicated revolving credit facility with a group of banks which backs its short-term commercial paper programs.
  The committed facility of $804 million has a $530 million long-term portion, which expires in November 2005, and a $274 million 364-day facility, which may - but is not guaranteed - to be renewed each November. For further details on long-term borrowing see Note 9.
  The Company's policy is that total net debt shall be issued or covered by long-term facilities with an average maturity of at least three years. At December 31, 2001, net debt was $1,023 million and total long-term facilities were $1,037 million with an average life of approximately four years. The Company is therefore compliant with the policy.

Credit Risk
Credit risk is the risk of a counterparty being unable to fulfill an agreed obligation. In the Company's financial operations, this risk arises in connection with the investment of liquid assets and when entering forward exchange agreements, swap contracts or other financial instruments. In order to reduce credit risk, deposits and financial instruments can only be entered into with a limited number of banks and in limited amounts, as approved by the Company's Board of Directors. The policy of the Company is to work with banks that have a high credit rating and that participate in the Company's financing.

Gearing Policy
In order to reduce the weighted average cost of capital and therefore increase shareholder value, the Company has, since year-end 1999, increased the net debt to capitalization from 24% to 34% at year-end 2000 and 35% at December 31, 2001. The increase primarily results from acquisitions and the implementation of a share repurchase program. However, in order to maintain a relatively conservative gearing ratio, the Company also adopted a policy that limits net debt to capitalization to 40%.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995:

Statements in this report that are not statements of historical fact may be forward-looking statements, which involve risks and uncertainties, including - but not limited to - the economic outlook for the Company's markets, fluctuation of foreign currencies, fluctuation in vehicle production schedules for which the company is a supplier, continued uncertainty in program awards and performance, the financial results of companies in which Autoliv has made technology investments, and other factors discussed in Autoliv's filings with the Securities and Exchange Commission.

Selected data in Swedish Kronor	2001	2000	Change
Net sales (million)	41,187	37,539	10%
Income before taxes (million)	1,205 1)	2,650	(55%)
Net income (million)	494 1)	1,539	(68%)
Earnings per share	5.06 1)	15.25	(67%)

(Average exchange rates: $1 = SEK 10.32 for 2001 and $1 = SEK 9.12 for 2000)

1)Excluding the Unusual Items in 2001, the Operations generated an income before taxes of 1,879 million Swedish Kronor, net income of 977 million Swedish Kronor and earnings per share of 10.01.

Consolidated Statement of Income

	Years ended December 31
(Dollars and shares in millions, except per share data)		2001	2000	1999
Net sales	Note 17	$3,991.0	$4,116.1	$3,812.2
Cost of sales		(3,336.2)	(3,330.0)	(3,005.4)
Gross profit		654.8	786.1	806.8

Selling, general and administrative expenses		(196.7)	(190.0)	(176.8)
Research, development & engineering expenses		(200.8)	(195.7)	(197.3)
Amortization of intangibles		(73.3)	(66.7)	(64.1)
Other income(expense), net		(10.3)	5.8	-
Operating income		173.7	339.5	368.6

Equity in earnings of affiliates		5.7	4.3	4.6
Interest income	Note 9	6.2	5.5	9.4
Interest expense	Note 9	(66.3)	(59.6)	(51.4)
Other financial items, net		(2.5)	0.9	(1.5)
Income before income taxes		116.8	290.6	329.7

Income taxes	Note 4	(59.8)	(117.2)	(132.0)
Minority interests in subsidiaries		(9.1)	(4.7)	2.2
Net income		$47.9	$168.7	$199.9

Earnings per common share - and earnings
per common share assuming dilution		$.49	$1.67	$1.95

Number of shares used in computing per share amount		98.0	100.9	102.4
Number of shares outstanding, net of Treasury shares		98.0	97.8	102.3
See Notes to Consolidated Financial Statements Consolidated Balance Sheet
	Years ended December 31
(Dollars in millions)		2001	2000
Assets
Cash and cash equivalents		$84.2	$82.2
Receivables, net of allowances of $12.6 and $10.6 million, respectively		837.2	835.4
Inventories	Note 5	329.5	333.5
Income tax receivables	Note 4	46.8	43.7
Prepaid expenses		67.9	54.2
Total current assets		1,365.6	1,349.0

Property, plant and equipment, net	Note 7	845.0	867.2
Investments and other receivables	Note 6	108.3	112.3
Intangible assets, net (primarily goodwill)	Note 8	1,685.4	1,739.3
Total assets		$4,004.3	$4,067.8

Liabilities
Short-term debt	Note 9	$70.2	$353.8
Accounts payable		481.3	540.3
Accrued expenses		256.2	243.9
Other current liabilities		78.6	88.6
Income taxes	Note 4	28.1	29.3
Total current liabilities		914.4	1,255.9

Long-term debt	Note 9	1,037.1	737.4
Other non-current liabilities		150.7	142.4
Minority interests in subsidiaries		26.8	22.0
Total non-current liabilities and minority interests		1,214.6	901.8

Shareholders equity
Common stock (shares outstanding 102.4 million and 102.3 million)		102.4	102.3
Additional paid-in capital		1,942.5	1,941.6
Retained earnings (accumulated deficit) and accumulated other comprehensive income (loss)		(66.6)	(30.8)
Treasury stock (4.5 million shares)		(103.0)	(103.0)
Total shareholders' equity	Note 10	1,875.3	1,910.1

Total liabilies and shareholders' equity		$4,004.3	$4,067.8

See Notes to Consolidated Financial Statements

Consolidated Statement of Cash Flows

	Years ended December 31
(Dollars in millions)		2001	2000	1999

Operating activities
Net income		$47.9	$168.7	$199.9
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		304.2	269.1	253.4
Deferred income taxes and other		19.1	24.0	46.5
Undistributed earnings from affiliated companies		(5.7)	(4.3)	4.6

Changes in operating assets and liabilities
Receivables and other assets		(52.9)	(84.2)	(63.4)
Inventories		(8.2)	(37.5)	(16.1)
Accounts payable and accrued expenses		(38.4)	(68.7)	12.1
Income taxes		0.2	(1.3)	(0.9)
Net cash provided by operating activities		266.2	265.8	436.1

Investing activities
Expenditures for property, plant and equipment		(248.4)	(234.5)	(258.1)
Expanditures for intangible assets		(20.8)	(10.3)	(2.8)
Acquisition of businesses and investments in affiliated companies, net of cash acquired	Note 11	(13.1)	(211.0)	(43.7)
Other		12.7	27.9	49.2
Net cash used for investing activities		(269.6)	(427.9)	(255.4)

Net cash before financing		(3.4)	(162.1)	180.7

Financing activities
Increase (decrease) in short-term debt		(274.3)	(17.4)	42.7
Increase (decrease) in long-term debt		326.3	277.4	(155.8)
Increase (decrease) in minority interest		(2.7)	3.3	(5.5)
Dividends paid		(43.0)	(44.5)	(45.0)
Shares repurchased		-	(103.0)	-
Shares issued		0.9	0.1	1.5
Other, net		3.1	15.0	(9.9)
Net cash provided by (used for) financing activities		10.3	130.9	(172.0)

Effect of exchange rate changes on cash		(4.9)	(5.8)	(8.0)
Increase (decrease) in cash and cash equivalents		2.0	(37.0)	0.7

Cash and cash equivalents at beginning of year		82.2	119.2	118.5
Cash and cash equivalents at end of year		$84.2	$82.2	$119.2

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

(Dollars in millions, except per share data)

Note 1. Summary of Significant Accounting Policies

Principles of Consolidation
The consolidated financial statements have been prepared in accordance with U.S. GAAP and include Autoliv, Inc. and all companies in which Autoliv, Inc., directly or indirectly, owns more than 50% of the voting rights and exercises control (the "Company").
  All intercompany accounts and transactions within the Company have been eliminated from the consolidated financial statements.
  Investments in affiliated companies in which the Company exercises significant influence over the operations and financial policies, but does not control, are reported according to the equity method of accounting. Generally the Company owns between 20 and 50 percent of such investments.

Use of Estimates
The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Policies

New Accounting Policies
New accounting policies issued by the Financial Accounting Standards Board ("FASB") which have been implemented during 2001 are the following: FASB Statement on Financial Accounting Standards ("FAS")-133 Accounting for Derivative Instruments and Hedging Activities, FAS-138 Accounting for Certain Derivative Instruments and Certain Hedging Activities and FAS-141 Business Combinations. FAS-133 and FAS-138 were implemented effective January 1, 2001.
  FAS-141 is effective for business combinations accounted for by the purchase method completed after June 30, 2001. FAS-141 eliminates the use of pooling-of-interests method and clarifies the criteria used to recognize intangible assets separately from goodwill. The adoption of these new policies has not had any material impact on the Company's results of operations or financial position.
  FAS-144 Accounting for the Impairment or Disposal of Long-lived Assets and FAS-142 Goodwill and Other Intangible Assets, will be implemented starting January 1, 2002. FAS-144 is not expected to have any material impact on the Company's results of operations or financial position. However, the application of FAS-142 will result in a reduction of approximately $50 million of annual amortization of goodwill. FAS-142 abolishes the amortization of intangible assets for which the expected period of benefit may be indeterminate at the time of acquisition and introduces a process for evaluating whether goodwill has been impaired. When FAS-142 is adopted, an initial impairment reveiw is required within six months. Management does not expect any significant goodwill impairment provisions upon adoption of FAS-142.

Translation of non-U.S. Subsidiaries
The balance sheets of non-U.S. subsidiaries are translated into U.S. dollars using year-end rates of exchange. Income statements are translated into U.S. dollars at the average rates of exchange for the year. Translation differences are reflected in other comprehensive income as a separate component of shareholders' equity.

Revenue Recognition
The Company's revenue recognition policy is in accordance with the Securities and Exchange Commission's Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements". This requires the recognition of sales when there is evidence of a sales agreement, the delivery of goods has occurred, the sales price is fixed or determinable and the collectibility of revenue is reasonably assured. The Company records revenue from the sale of manufactured products upon shipment. Income from contracts to perform engineering design and product development services are generally recognized as milestones are achieved. Contracts to supply products which extend for periods in excess of one year are reviewed when conditions indicate that cost may exceed selling prices, resulting in losses. Any such indicated losses are provided for when estimable. Net sales include the sales value exclusive of added tax.

Cost of Sales
Shipping and handling costs are included in cost of sales.

Research, Development and Engineering (R,D&E)
Research and development expenses are charged to income as incurred. Engineering expenses normally are charged to income as incurred.
  These expenses are reported net of royalty income and income from contracts to perform engineering design and product development services. Such income is not significant in any period presented.
  In addition, certain engineering expenses are capitalized when the criteria in Emerging Issues Task Force (EITF) 99-5 are met. The aggregate amount of such assets is not significant in any period presented.

Property, Plant and Equipment
Property, plant and equipment are recorded at historical cost. Construction in progress generally involves short-term projects for which capitalized interest is not significant. The Company provides for depreciation of property, plant and equipment, all of which are recorded at cost, by annual charges to income, computed under the straight-line method over their estimated useful lives, ranging from 3 to 40 years. Repairs and maintenance are expensed as incurred, except for when functionality or useful life has been added.

Intangible Assets
Intangible assets are recorded at historical cost. Until the end of the financial year ending December 31, 2001, goodwill was amortized on a straight-line basis over periods ranging from 5 to 40 years. Other intangible assets, principally related to acquired technology, are amortized over their useful lives which range from 8 to 25 years. The intangible assets of the Company consist mainly of goodwill.

Impairment of Long-lived and Identifiable Intangible Assets
The Company evaluates the carrying value of long-lived assets and identifiable intangible assets for potential impairment on an ongoing basis in accordance with the provisions of FAS-121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The fair value of impaired assets is primarily determined by the discounted cash flow method. The Company discounts projected operating cash flows using its weighted average cost of capital.

Income Taxes
Current tax liabilities and assets are recognized for the estimated taxes payable or refundable on the tax returns for the current year. Deferred tax liabilities or assets are recognized for the estimated future tax effects attributable to temporary differences and carry-forwards that result from events that have been recognized in either the financial statements or the tax returns, but not both. The measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax laws. Deferred tax assets are reduced by the amount of any tax benefits that are not expected to be realized. Tax assets and liabilities are not offset unless attributable to the same tax jurisdiction and netting is possible according to law and expected to take place in the same period.

Earnings per Share
The Company calculates earnings per share in accordance with the provisions of FAS-128. There was no difference between basic and diluted earnings per share in 2001, 2000 and 1999. The dilutive effect of stock options was immaterial in all periods presented.

Cash Equivalents
The Company considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents.

Financial Instruments
The Company uses derivative financial instruments, ("derivatives"), to mitigate the market risk that occurs from changes in interest and foreign exchange rates. The Company does not, however, utilize financial instruments for trading or other speculative purposes. The use of such derivatives is in accordance with the strategies inherent in the Company's overall financial policy. With respect to derivatives, the policy has two key elements. One is to hedge forecasted foreign currency cash flows arising from transaction exposure; 100% of forecasted exposure is hedged for the coming six months and 75% for the period seven to twelve months out. The second element sets a target that, at least 50% of the Company's net debt shall have fixed interest rates with an average life of at least three years. The Company adopted FAS-133, as amended by FAS-138, effective January 1, 2001. The transition adjustment was not significant.
  The Company's criteria for a derivative to be accounted for as a hedge include the following four elements: 1) The hedge transaction is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk. 2) The effectiveness of the hedge can be reliably measured. 3) Adequate documentation of the hedging relationships has been prepared at the inception of the hedge. 4) For cash flow hedges, the forecasted transaction that is subject to the hedge must be highly probable.
  The changes in the fair values of the hedges are recorded at each balance sheet date. The fair value of the Company's derivatives are estimated based on dealer quotes or on pricing models using current assumptions. When an anticipated future cash flow is hedged and the underlying position has not been recognized in the financial statements, any change in the fair value of the hedge is not recognized in the income statement for the period but recorded directly in the equity as a component of other comprehensive income, ("OCI"). No material reclassifications are expected from OCI to the income statement in 2002. When a hedge is classified as a fair value hedge, the change in the fair value of the hedge is recognized in the income statement along with the offsetting change in the fair value of the hedged item. There has been no material gain or loss due to hedge ineffectiveness.
  The Company periodically enters into forward exchange contracts with terms of twelve months or less to hedge anticipated cash flows denominated in foreign currencies. At December 31, 2001, the counterparty exposure on these contracts was approximately $276 million. These contracts are designated as cash flow hedges. The Company also uses interest rate swaps to protect against interest rate risks, as well as currency swaps to hedge against currency risk arising as a part of debt management. These hedges are designated either as cash flow hedges or fair value hedges. These swaps principally match the terms of maturity of the underlying debt. For further details on the Company's debt, see Note 9.

Receivables and Liabilities in non-functional currencies
Receivables and liabilities not denominated in functional currencies are converted at year-end rates of exchange. Transaction losses reflected in income amounted to $(6.1) million in 2001, $(3.3) million in 2000 and $(7.9) million in 1999.

Inventories
Inventories are valued at the lower of cost or market. Cost is computed according to the first-in, first-out method (FIFO).

Reclassifications
Certain prior year amounts have been reclassified to conform to current year presentation.

Note 2. Significant Business Acquisitions

An agreement was signed in November 2000 to establish a new venture with Mando Corporation, a leading Korean auto parts supplier. This new venture, Autoliv Mando Corporation, in which Autoliv holds 65% of the shares was consolidated starting January 2001. The annual sales are approximately $35 million. Also in 2001, effective January 1, the Company exercised its option to increase its holding from 66% to 83% in the French airbag inflator company Livbag and its initiator manufacturing subsidiary, N.C.S. SA. The Company has the right to acquire, and the minority owner the right to sell, the remaining Livbag shares in 2003. In June 2001, the Company made Autoliv Romania S.A. a wholly owned subsidiary by acquiring the remaining 10% of the shares. In August of 2001, the Company acquired the remaining 10% minority interest in Autoliv Thailand.
  As of January 1, 2000, the Company acquired from Izumi, 99% of Japan's second-largest steering wheel business, which had annual sales of approximately $99 million. In February 2000, Autoliv exercised its option to increase, from 49.5% to 51%, its interest in the Estonian company Norma AS, the dominant seat belt supplier to the Russian vehicle industry. As a result, Norma AS, with annual sales of approximately $37 million, has been consolidated since the beginning of 2000. As of April 1, 2000, the North American seat belt operations of NSK, with annual sales of approximately $70 million, were acquired together with a 40% interest in NSK's Asian seat belt operations. The Company has an option to acquire the remaining 60% in two steps on April 1, 2002 and 2003. As of May 1, 2000, the Company acquired OEA, Inc., the Company's main supplier of initiators for airbag inflators. Excluding OEA's Aerospace Division, OEA had sales of approximately $205 million in its last fiscal year, which ended July 31, 1999. OEA's Aerospace Division was not consolidated by Autoliv and substantially all of the Aerospace assets were subsequently sold. The Company also sold three small non-core operations during 2000.
  On April 1, 1999, the Company increased its investment in Autoliv Nichiyu, a Japanese joint venture, from 50% to 60%. On September 30, 1999, a joint venture interest in Indonesia was increased from 50% to 100%. These two companies had annual sales of approximately $11 million. On January 31, 1999, the Company exercised its option to increase the Company's holding from 51% to 66% in the French airbag inflator company Livbag and its initiator manufacturing subsidiary, N.C.S. SA. At the same time, the Company obtained the right to acquire, and the minority owner the right to sell, the remaining Livbag shares in two steps in the years 2001 and 2003. On June 30, 1999, the Company purchased the remaining 23.25% interest it did not already own in IsoDelta, a European steering wheel company. On September 30, the Company increased its ownership interest in Autoliv Turkey from 90% to 100%. On February 28, 1999, the Company also increased its interest in a Philippine company from 60% to 75%. In addition, on October 19, 1999, the Company purchased a 49.5% interest in the Estonian company Norma AS and received an option to increase its Norma holding to 51%. The Company also sold a small textile company during 1999.
  The acquisitions have been accounted for using the purchase method of accounting, and accordingly, the results of operations of the entities have been consolidated since the respective dates of acquisition. Investments in which the Company previously exercised significant influence, but did not control prior to these acquisitions, were accounted for using the equity method. The total purchase price of the acquisitions amounted to $16 million in 2001, $233 million in 2000 and $53 million in 1999. Goodwill of $7 million, $206 million and $21 million, respectively, associated with the acquisitions was being amortized (until December 31, 2001) over 5 to 40 years. The pro forma effects of the acquisitions would not be materially different from reported results.

Note 3. Fair Values of Financial Instruments

The following methods were used by the Company to estimate its fair value disclosures for financial instruments.

Current Financial Assets and Liabilities
The carrying amounts reported in the balance sheet for current financial assets and liabilities approximate their fair values because of the short maturity of these items.

Long-Term Debt and Other Non-Current Financial Liabilities
The carrying amounts reported in the balance sheet for long-term debt and other non-current financial liabilities approximate their fair values because these instruments bear rates consistent with current market interest rates, except for certain debt instruments and related swaps. These financial instruments and related swaps are specified in Note 9 and had a negative mark-to-market of $13.2 million at December 31, 2001. At December 31, 2000, they had a negative mark-to-market of $4.6 million.

Note 4. Income Taxes

Income statement	2001	2000	1999
Income before income taxes
U.S.	$4.8	$98.1	$149.1
Non-U.S.	112.0	192.5	180.6
Total	$116.8	$290.6	$329.7

Provision for income taxes	2001	2000	1999
Current
U.S. federal	-	$21.6	$14.1
Non-U.S.	$50.9	65.2	64.5
U.S. state and local	0.2	6.4	6.9
Deferred
U.S. federal	13.8	7.2	28.9
Non-U.S.	(8.0)	13.8	11.1
U.S. state and local	2.9	3.0	6.5
Total income taxes	$59.8	$117.2	$132.0

Effective income tax rate	2001	2000	1999
U.S. federal income tax rate	35.0%	35.0%	35.0%
Goodwill amortization	16.3	5.6	4.7
Net operating loss carry-forwards	(0.9)	(0.4)	(2.2)
Non-utilized operating losses	6.3	2.7	3.2
Foreign tax rate variances	(0.2)	1.0	1.9
State taxes, net of federal benefit	1.7	2.1	2.6
Earnings of equity investments	(1.7)	(0.5)	(0.5)
Export sales incentives	(2.6)	(2.6)	(2.0)
Tax credits	(5.0)	(0.6)	(0.8)
Other, net	(2.3)	(2.0)	(1.9)
Effective income tax rate	51.2%	40.3%	40.0%

Balance sheet
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. On December 31, 2001, the Company had net operating loss carry-forwards of approximately $143 million. Approximately $37 million of these loss carry-forwards have no expiration date. The balance expire on various dates through 2019. In addition, the Company has approximately $25 million of Foreign Tax Credits, which expire at various dates through 2006. Valuation allowances have been established which partially offset the related deferred assets due to the uncertainty of realizing the benefit of certain of the carry-forwards.

Deferred taxes
December 31	2001	2000
Assets
Loss contracts	$0.8	$9.2
Accruals and reserves	54.2	44.6
Costs capitalized for tax	3.3	3.3
Pensions	20.2	18.6
Property, plant and equipment	9.0	19.1
Future tax benefits, principally NOL's	75.7	70.7
Other temporary differences	1.5	6.8
	164.7	172.3
Valuation allowance	(52.1)	(45.9)
Total	$112.6	$126.4

Liabilities
Acquired intangibles	$(72.9)	$(80.2)
Statutory tax allowances	(8.1)	(13.6)
Other temporary differences	(66.9)	(56.0)
Total	(147.9)	(149.8)
Net deferred tax asset (liability)	$(35.3)	$(23.4)

Deferred income taxes have not been provided on approximately $630 million of undistributed earnings of non-U.S. subsidiary companies, which are considered to be permanently reinvested. These earnings generally would not be subject to withholding taxes, either upon distribution to intermediate holding companies or upon distribution to the U.S. In addition, U.S. income taxes on non-U.S. earnings which might be remitted would be substantially offset by foreign tax credits.

Note 5. Inventories

December 31	2001	2000
Raw material	$201.6	$205.0
Finished products	97.2	88.0
Work in progress	43.2	51.6
	$342.0	$344.6
Inventory reserves	(12.5)	(11.1)
Total	$329.5	$333.5

Note 6. Investments and Other Receivables

The Company has invested in ten affiliated companies which it does not control, but in which it exercises significant influence over operations and financial position. These investments are accounted for under the equity method. The total investment was $33 million and $35 million at December 31, 2001 and 2000, respectively. Other receivables include deferred income tax receivables of $51 million and $56 million at December 31, 2001 and 2000, respectively.

Note 7. Property, Plant and Equipment

December 31		2001	2000
Land and land improvements		$46.3	$46.5
Machinery and equipment		1,356.2	1,242.5
Buildings		393.8	375.3
Construction in progress		109.1	107.6
		1,905.4	1,771.9
Less accumulated depreciation		(1,060.4)	(904.7)
Net		$845.0	$867.2

Depreciation included in	2001	2000	1999
Cost of goods sold	$203.9	$176.2	$162.4
Selling, general and administrative
expense	10.2	9.1	9.6
Research, development & engineering expenses	17.2	17.0	17.3
Total	$230.9	$202.3	$189.3
During the third quarter of 2001, an impairment provision of $18 million was recognized. This provision was included in cost of sales. Note 8. Intangible Assets
December 31	2001	2000
Goodwill	$1,684.7	$1,685.9
Other intangible assets	310.7	319.7
	1,995.4	2,005.6
Less accumulated amortization	(310.0)	(266.3)
Net	$1,685.4	$1,739.3

During the third quarter of 2001, an impairment provision for intangible assets of $6 million was recognized. At December 31, 2001, intangible assets net include $1,387 million associated with the 1997 merger of Autoliv AB and the Automotive Safety Products Division of Morton International, Inc.

Note 9. Debt and Credit Agreements

Average net debt and intrest net
	2001	2000	1999
Average interest bearing debt	$1,114	$938	$790
Average net debt	1,032	835	680
Interest, net	60.1	54.1	42.0
Average interest on net debt	5.8%	6.5%	6.2%

Short-term debt
The Company has two commercial paper programs. One $850 million U.S. commercial paper program, which at December 31, 2001, had notes of $209 million outstanding at a weighted average interest rate of 3.0% and one Euro (€), 485 million Swedish commercial paper program which at December 31, 2001, had notes of $166 million (SEK 1.8 billion) outstanding at a weighted average interest rate of 4.1%. $330 million of these notes were reclassified as long-term debt since they are backed with a committed facility maturing 2005.
The Company also has credit facilities with a number of banks that manage the Company's subsidiaries' cash pools. In addition, the Company's subsidiaries have credit agreements, principally in the form of overdraft facilities, with a number of local banks. Excluding the commercial paper programs, total available facilities as of December 31, 2001, amounted to $357 million, of which $71 million was utilized. The aggregate amount of unused lines of credit at December 31, 2001, was $286 million. The weighted average interest rate on total short-term debt outstanding at December 31, 2001 and 2000, was 3.9% and 5.1% respectively.

December 31	2001		2000
	Amount	%1)	Amount	%1)
U.S. commercial paper
(not reclassified)	$0.0	n/a	$28.6	7.4%
Swedish commercial paper
(not reclassified)	45.4	4.1%	197.0	4.4%
Overdrafts and other short-term debt	21.6	3.2%	127.1	5.7%
Short-term portion of long-term loan	3.2	5.0%	1.1	5.0%
Short-term debt	$70.2	3.9%	$353.8	5.1%

1) Weighted average interest rate at December 31

Long-term debt
In 2001, the Company launched a 5-year €300 million Eurobond. All proceeds of the issue were swapped into USD, totaling $265 million. Under the Swedish medium-term note program of SEK 4 billion (approximately $380 million), 3- to 7-year notes have been issued in Euro at 5.9% to 6.4% interest and in SEK at 4.9% to 6.8% interest. In total $195.9 million of notes were outstanding at year-end. In addition, long-term debt also consisted of $200 million of borrowings under the revolving credit facility. Commercial paper borrowings in the amount of $330 million outstanding at December 31, 2001, are classified as long-term because the Company intends to refinance these borrowings on a long-term basis either through continued commercial paper borrowings or utilization of the available credit facilities. The remaining other long-term debt, $45.9 million, consisted of unsecured medium-term bank borrowings, primarily in Japan and Europe, at fixed or floating interest rates and due in various annual installments through 2014.

December 31	2001		2000
	Amount	%1)	Amount	%1)
Commercial paper (reclassified)	$330.0	3.4%	$530.0	7.4%
Eurobond	265.3	6.5%
Revolving credit facility	200.0	2.3%
Medium Term Notes	195.9	5.9%	142.5	6.2%
Other long-term debt	45.9	3.1%	64.9	3.4%
Long-term debt	$1,037	4.4%	$737.4	6.8%

1) Weighted average interest rate at December 31

The Company has an $804 million revolving credit facility, (RCF), syndicated among 16 banks. The agreement is divided in two facilities, one of $530 million, maturing in November 2005, and one renewable 364-day facility of $274 million. The overall commitment of $804 million supports the Company's commercial paper borrowings as well as being available for other corporate purposes. Borrowings are unsecured and bear interest based on the relevant LIBOR rate. The Company pays a facility fee based on the unused amount of the RCF. Borrowings are prepayable at any time and are due at expiration. The facility is subject to financial covenants requiring the Company to maintain a certain level of debt to earnings and a certain interest coverage ratio.
The Company was in compliance with these covenants at December 31, 2001. These covenants do not impair the ability of Autoliv Inc. to make regular quarterly dividend payments or to meet other expected cash commitments. For a description of hedging instruments used as part of debt management, see the Financial Instruments section of Note 1.

Debt Profile

Principal (notional) amount by expected maturity Weighted average interest rate	2002	2003	2004	2005	2006	Thereafter	Total	Fair value on December 31 2001
Overdraft/Other short-term debt	$21.6						$21.6	$21.6
Weighted average interest rate 3.2%

Commercial paper 2)	45.4			$330.0			375.4	381.5
Weighted average interest rate 4.5% 1)

Eurobond 2)					$265.3		265.3	269.1
Weighted average interest rate 6.5%

Revolving credit facility (utilized part)				200.0			200.0	200.0
Weighted average interest rate 2.3% 1)

Medium-term notes 2)		$38.6	$24.7	90.5	18.7	$23.4	195.9	199.2
Weighted average interest rate 5.9%

Fixed JPY long-term loans		26.7					26.7	26.7
Weighted average interest rate 1.5%

Other long-term loans, including current portion 3)	3.2	5.2	4.7	3.0	1.5	4.8	22.4	22.4
Primarily floating rates based on LIBOR
Total debt	$70.2	$70.5	$29.4	$623.5	$285.5	$28.2	$1,107.3	$1,120.5

1) Interest rates will change as rollover occur prior to final maturity.
2) These borrowings are specified together with the related swaps. Below is a table which details the fair values of the respective instrument types in relation to interest rates.
3) Primarily denominated in Euros.

	Total Nominal	Fair value on December 31 2001	Mark to Market
Eurobond	$265.3	$266.8	$(1.5)
Interest rate swaps	$145.2	1.3	(1.3)
Cross currency interest rate swaps	$265.3	1.0	(1.0)
		Total $269.1	$(3.8)

Medium-term notes	$195.9	$196.5	$(0.6)
Interest rate swaps	$55.5	0.9	(0.9)
Cross currency interest rate swaps	$69.3	1.8	(1.8)
		Total $199.2	$(3.3)

Commercial paper	$375.4	$375.4	$0.0
Interest rate swaps	$135.0	6.1	(6.1)
		Total $381.5	$(6.1)

In the Company's financial operations, risk arises in connection with the investment of liquid assets and when entering forward exchange agreements, swap contracts or other financial instruments. In order to reduce this risk, deposits and financial instruments can only be entered with a limited number of banks and in limited amounts, as approved by the Company's Board of Directors. The policy of the Company is to work with banks that have a high credit rating and that participate in the Company's financing.

Note 10. Shareholders' Equity

	Number of shares (in millions)	Share capital	Paid in capital	Other com- prehensive loss	Retained earnings	Treasury shares	Total shareholders' equity
Balance - December 31, 1998	102.3	$102.3	$1,940.0	$(1.3)	$(195.0)		$1,846.0

Stock options exercised			1.5				1.5
Dividend 1999					(45.0)		(45.0)
Translation differences				(71.4)			(71.4)
Net income 1999					199.9		199.9
Balance - December 31, 1999	102.3	$102.3	$1,941.5	$(72.7)	$(40.1)		$1,931.0

Stock options exercised			0.1				0.1
Dividend 2000					$(44.5)		(44.5)
Share repurchase						$(103.0)	(103.0)
Translation differences				(42.2)			(42.2)
Net income 2000					168.7		168.7
Balance - December 31, 2000	102.3	$102.3	$1,941.6	$(114.9)	$84.1	$(103.0)	$1,910.0

Common shares issued	0.1	0.1	0.9				0.1
Dividend 2001					(43.0)		(43.0)
Net loss on cash flow hedges				(3.8)			(3.8)
Translation differences				(36.9)			(36.9)
Net income 2001					47.9		47.9
Balance - December 31, 2001	102.4	$102.4	$1,942.5	$(155.6)	$89.0	$(103.0)	$1,875.3

The comprehensive income for 2001, 2000, and 1999 was $7.2, $126.5, and $128.5 million, respectively. The components of other comprehensive income are net of any related income tax effects.

The opening amount of other comprehensive income consisted completely of cumulative translation adjustments. The ending balance of other comprehensive income consisted of a net loss on cash flow hedge derivatives of $3.8 million and negative cumulative translation adjustments of $151.8 million.
  In May 2000, the Board of Directors authorized a Share Repurchase Program for up to ten million of the Company's shares. During 2000, the Company repurchased 4.5 million shares at a cost of $103 million. There were no repurchases during 2001.

Shareholder Rights Plan
Autoliv, Inc., has a shareholder rights plan under which each shareholder of record as of November 6, 1997, received one right for each share of Autoliv, Inc., common stock held. Each right entitles the registered holder, upon the occurrence of certain events, to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock with a par value of $1 at a price of $150, subject to adjustment.
  Initially the rights will be attached to all Common Stock Certificates representing shares then outstanding and upon the occurrence of certain events the rights will separate from the Common Stock, and each holder of a right will have the right to receive, upon exercise, common stock (or in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the right.
  Autoliv, Inc., may redeem the rights in whole at a price of one cent per right.

Note 11. Supplemental Cash Flow Information
The Company's non-cash investing and financing activities were as follows:

	2001	2000
Acquisitions/Divestitures: Fair value of assets acquired	$16.2	$522.1
Cash Paid	15.9	200.7
Liabilities assumed	$0.3	$321.4

Payments for interest and income taxes were as follows:

	2001	2000	1999
Interest	$58	$54	$46
Income taxes	$52	$110	$80

Note 12. Stock Incentive Plan

Under the Autoliv, Inc. 1997 Stock Incentive Plan (the "Plan") adopted by the Company, and amended in 1999, awards have been made to selected executive officers of the Company and other key employees in the form of stock options. All options are granted for 10 year terms, have an exercise price equal to the stock market price on the date of grant, and become exercisable after one year of continued employment following the grant date. In December 2000, the Compensation Committee of the Board of Directors of the Company made an offer (the "Offer") to the recipients of all outstanding stock option grants made under the Plan in 1997, 1998 and 1999. In exchange for the irrevocable cancellation of these outstanding options, a promise was made to: (a) transfer to the optionees a number of the Company's shares (Restricted Stock Units or "RSU's") representing 30 percent of the number of options canceled and; (b) grant to the optionees on June 18, 2001, in accordance with normal terms and conditions of the Plan, a number of stock options equal to 20 percent of the number of options canceled.
  The RSU's carry a Date of Promise of December 15, 2000, and a Date of Vesting of December 15, 2003. Under the Offer, 920,165 options were canceled. Under the terms of the Offer, RSU's representing 276,050 of the Company's shares were issued and 151,626 options were granted in June 2001. The Plan provides for the issuance of up to 2,800,000 common shares for awards under the Plan. During 2001, 45,130 shares were issued to retirees and 6,632 RSU´s were canceled.
  The Company applies APB Opinion 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock option plan. Accordingly, no compensation cost for stock option grants has been recognized in the Company's financial statements. The Company is, however, recording compensation expense of approximately $4 million for the RSU's over the service lives of the employees during the three year vesting period.
Had compensation cost for the Company's stock option plan been determined based on the fair value of such awards at the grant date, consistent with the methods of FAS-123 Accounting for Stock-Based Compensation, the Company's total and per share net income would have been as follows:

	2001	2000	1999
Net income
As reported	$47.9	$168.7	$199.9
Pro forma	46.3	165.3	196.1

Earnings per share
As reported	$.49	$1.67	$1.95
Pro forma	.47	1.64	1.92

No options were granted during 2000. Instead, options were granted in December 1999, as part of 2000 compensation for key employees.
The weighted average fair value of options granted during 2001 and 1999 was estimated at $4.79 and $9.69, using the Black-Scholes option-pricing model based on the following assumptions:

	2001	1999
Risk-free interest rate	4.7%	5.8%
Dividend yield	2.0%	1.5%
Expected life in years	5	5
Expected volatility	30.0%	30.0%

Information related to the Company's stock option plan during the period 1999 to 2001 is as follows:

	Number of shares	Weighted average exercise price
Outstanding at Dec. 31, 1998	772,716	$32.11
Granted	437,290	30.52
Exercised	(70,619)	26.41
Canceled	(8,650)	32.86
Outstanding at Dec. 31, 1999	1,130,737	$31.84
Exercised	(6,416)	15.58
Canceled	(31,770)	32.25
Canceled under the Offer	(920,165)	32.23
Outstanding at Dec. 31, 2000	172,386	$30.30
Granted	661,946	17.00
Exercised	(1,237)	15.58
Canceled	(73,120)	33.77
Outstanding at Dec. 31, 2001	759,975	$18.41

Options exercisable Dec. 31, 1999	693,447	$32.68
Options exercisable Dec. 31, 2000	172,386	$30.30
Options exercisable Dec. 31, 2001	99,229	$27.77

The following summarizes information about stock options outstanding on December 31, 2001

Range of exercise prices	Number outstanding	Weighted average remaining contract life (in years)	Weighted average exercise price
$15.26 - $19.80	669,937	9.34	$16.98
$24.38 - $29.37	55,891	3.49	26.55
$31.07 - $38.25	34,147	5.26	33.12
	759,975	8.73	$18.41

Note 13. Contingent Liabilities and Subsequent Events

The Company is subject to claims and legal proceedings that arise in the ordinary course of business, principally related to alleged defects in products manufactured by the Company. The Company diligently defends itself in such actions and, in addition, carries insurance coverage, to the extent reasonably available, against insurable risks. The Company believes, based on currently available information, that the resolution of outstanding claims, after taking into account available insurance coverage and provision for product recalls, should not have a material effect on the Company's financial position or results of operations.

Foreign operations and currency translation
The effect of the official Argentinian devaluation in early January 2002 was recorded at December 31, 2001, and had a negative effect on equity of $4 million.

Note 14. Lease Commitments

The Company leases certain offices, manufacturing and research buildings, machinery, automobiles and data processing and other equipment. Such operating leases, some of which are non-cancelable and in many cases include renewals, expire at various dates. The Company pays most maintenance, insurance and tax expenses relating to leased assets. Rental expense for operating leases was $17.1 million for 2001, $19.0 million for 2000 and $8.8 million for 1999.
  At December 31, 2001, future minimum lease payments for non-cancelable operating leases total $55.6 million and are payable as follows (in millions): 2002: $11.7; 2003: $8.5; 2004: $5.6; 2005: $4.6; 2006: $4.3; 2007 and thereafter: $20.9.

Note 15. Retirement Plans

Pensions
Substantially all of the Company's non-U.S. employees are covered by government sponsored pension and welfare programs. Under the terms of the programs, the Company makes periodic payments to various government agencies. In addition, in some countries the Company sponsors or participates in certain other benefit plans. Contributions to these non-governmental plans for the years ended December 31, 2001, 2000, and 1999 were $11.0 million, $10.9 million and $6.9 million, respectively.
  The Company has non-contributory defined benefit pension plans covering most U.S. employees. Benefits are based on an average of the employee's earnings in the years preceding retirement and on credited service. Certain supplemental unfunded plan arrangements also provide retirement benefits to specified groups of participants.
  The funding policy for U.S. plans is to contribute amounts sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as amended, plus any additional amounts which may be determined to be appropriate.
The components of net benefit cost associated with U.S. non- contributory defined benefit retirement plans are as follows:
	2001	2000	1999
Service cost	$8.4	$7.0	$6.2
Interest cost	5.4	4.9	3.9
Expected return on plan assets	(4.4)	(4.5)	(3.4)
Amortization of unrecognized net loss	0.3	0.3	-
Benefit costs	$9.7	$7.7	$6.7

The changes in benefit obligations and plan assets for the U.S. non-contributory defined benefit plans for the periods ended December 31, are as follows:

	2001	2000
Projected benefit obligation at beginning of year	$76.0	$65.1
Service cost	8.4	7.0
Interest cost	5.4	4.9
Actuarial (gain) loss	0.6	1.7
Benefit payments	(6.5)	(2.7)
Project benefit obligation at year end	$83.9	$76.0

Fair value of plan assets at beginning of year	$45.6	$48.6
Actual return on plan assets	(2.4)	(0.4)
Company contributions	6.1	0.1
Benefit payments	(6.5)	(2.7)
Fair value of plan assets at year end	$42.8	$45.6

Funded status of the plan	$(41.1)	$(30.4)
Unrecognized net actuarial loss	8.5	1.0
Unrecognized prior service cost	2.8	3.2
Accrued retirement benefit cost recognized in the balance sheet	$(29.8)	$(26.2)

The weighted averages of assumptions used by the non-contributory defined benefit plans are as follows:

%	2001	2000	1999
Discount rate	7.25	7.50	7.50
Rate of increases in compensation level	5.25	5.25	5.25
Expected long-term rate of return on assets	9.50	9.50	9.50

The assets of the U.S. plans are invested primarily in equities and bonds.

Postretirement Benefits Other than Pensions
The Company currently provides postretirement health care and life insurance benefits to most of its U.S. retirees. In general, the terms of the plans provide that U.S. employees who retire after attaining age 55, with five years of service, are eligible for continued health care and life insurance coverage. Dependent health care and life insurance coverage are also available. Most retirees contribute toward the cost of health care coverage with the contributions generally varying based on service. In June 1993, a provision was adopted which caps the level of the Company's subsidy at the amount in effect as of the year 2000 for most U.S. employees who retire after December 31, 1992.
At present, there is no prefunding of the postretirement benefits recognized under FAS-106. The changes in benefit obligations and plan assets for the U.S. postretirement benefit plan as of December 31 are as follows:

	2001	2000
Projected benefit obligation at beginning of year	$11.2	$9.3
Service cost	0.9	0.9
Interest cost	0.7	0.7
Actuarial (gain) loss	(0.4)	0.4
Benefit payments	(0.1)	(0.1)
Project benefit obligation at year end	$12.3	$11.2

Fair value of plan assets at beginning of year	$ -	$ -
Company contributions	0.1	0.1
Benefit payments	(0.1)	(0.1)
Fair value of plan assets at year end	$ -	$ -

Funded status of the plan	$(12.3)	$(11.2)
Unrecognized net actuarial (gain) loss	(1.7)	(1.3)
Accrued postretirement benefit cost recognized in the balance sheet	$(14.0)	$(12.5)

For measurement purposes, the assumed annual rate of increase of per capita cost of health care benefits was 8% for 2001 and assumed to grade to 5% in 2007 and remain constant thereafter. As noted above, for U.S. employees retiring after December 31, 1992, the Company's policy is to increase retiree contributions so that the annual per capita cost contribution remains constant at the level incurred in the year 2000.
  The weighted average discount rate used in determining the accumulated post retirement benefit obligation was 7% at December 31, 2001, 7.5% at December 31, 2000, and 7.5% at December 31, 1999.
  A one percent increase in the annual health care cost trend rates would have had no significant impact on the Company's net periodic postretirement health care benefit cost for the current period or on the accumulated postretirement benefit obligation at December 31, 2001.
The components of net benefit cost associated with the postretirement benefit plan are as follows:

Period ended December 31	2001	2000	1999
Service cost	$0.9	$0.9	$0.8
Interest cost	0.7	0.7	0.6
Actuarial gain	(0.1)	-	-
Benefit cost	$1.5	$1.6	$1.4

Note 16. Segment Information

Autoliv, Inc. is a U.S. registered company providing advanced technology products for the automotive market. Airbag modules, seat belts and inflators for airbags are supplied to all major European, U.S. and Asian automobile manufacturers. Seat belts and airbags are considered as integrated systems that should function together under common electronic control systems for the protection of occupants in light vehicles. The Company's revenues are generated by sales to the automotive industry, which is made up of a relatively small number of customers. A significant disruption in the industry, a significant change in demand or pricing or a dramatic change in technology could have a material effect on the Company. Sales to individual customers representing 10% or more of net sales were in 2001: 20%, 14%, 12%, in 2000: 20%, 13%, 12% and 11%, in 1999: 18%, 15%, 14% and 13%.
The Company has concluded that its operating segments meet the criteria, stated in FAS-131 Disclosures about Segments of an Enterprise and Related Information, for aggregation for reporting purposes into a single operating segment.

	2001	2000	1999
Net sales
United States	$1,464	$1,562	$1,381
Europe	2,121	2,162	2,212
Other regions	406	392	219
Total	$3,991	$4,116	$3,812

Long-lived assets
United States	$1,988	$2,060	$1,848
Europe	481	505	544
Other regions	170	154	73
Total	$2,639	$2,719	$2,465

The Company's operations are located primarily in Europe and the United States. Exports to other regions amounted to approximately $505 million in 2001. The long-lived assets in the U.S. include $1,599 million of intangible assets, principally from acquisition goodwill. The Company has attributed net sales to the geographic area based on the location of the entity selling the final product.

Sales by product	2001	2000	1999
Airbags and associated products 1)	$2,817	$2,934	$2,715
Seat belts and associated products 2)	1,174	1,182	1,097
Total	$3,991	$4,116	$3,812

1) includes sales of steering wheels 2) includes sales of seat components Note 17. Quarterly Financial Data (unaudited)

	Q1	Q2	Q3	Q4	Year
2001
Net sales	$1,080.6	$1,032.9	$907.7	$969.8	$3,991.0
Gross profit	185.6	182.6	116.1 1)	170.5	654.8
Income before taxes	39.6	55.6	(26.9) 1)	48.5	116.8
Net income	20.8	30.0	(29.5) 1)	26.5	47.9
Earnings per share	$.21	$.31	$(.30) 1)	$.27	$.49

2000
Net sales	$1,084.0	$1,074.2	$954.8	$1,003.1	$4,116.1
Gross profit	228.1	223.0	179.5	155.5	786.1
Income before taxes	95.3	93.3	66.6	35.4	290.6
Net income	55.2	55.1	38.9	19.5	168.7
Earnings per share	$.54	$.54	$.39	$.20	$1.67

1) In Q3 2001, Unusual Items reduced gross profit by $46.1 million, income before taxes by $65.3 million, net income by $46.8 million and earnings per share by $.48.

Foreign Exchange Rates (unaudited)
The balance sheets of non-U.S. subsidiaries have been converted into dollars using the year-end rates of exchange. Income statements have been converted using the average rates of exchange for the year. The rates for the most important currencies are:

	2001	2001	2000	2000	1999	1999
	Average	Year end	Average	Year end	Average	Year end
EUR	0.896	0.883	0.924	0.929	1.065	1.005
AUD	0.518	0.509	0.583	0.554	0.644	0.653
GBP	1.441	1.451	1.517	1.491	1.616	1.618
SEK	0.097	0.094	0.110	0.105	0.121	0.117
JPY/1000	8.238	7.617	9.314	8.721	8.799	9.790

The Euro is the most representative currency for the Company in Europe. The Euro, at average rates, translated into 3.0% less dollars in 2001 compared to 2000. From year-end 2000 to year-end 2001, the Euro decreased by 5.0% compared to the dollar.

Report of Independent Auditors

The Board of Directors and Shareholders of Autoliv, Inc.

We have audited the accompanying consolidated balance sheets of Autoliv, Inc., and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Autoliv, Inc. and subsidiaries on December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young AB

Torbjörn Hanson
Stockholm, Sweden
January 22, 2002

Definitions

Capital employed
Total shareholders' equity and net debt.

Capital expenditures
Investments in property, plant and equipment.

Cash flow per share
Net cash before financing excluding acquisitions in relation to weighted average numbers of shares (net of Treasury shares) assuming dilution.

Earnings (loss) per share
Net income (loss) relative to weighted average number of shares (net of Treasury shares) assuming dilution.

Equity ratio
Shareholders' equity relative to total assets.

Interest coverage ratio
Income before taxes, plus interest expense, relative to interest expense.

Gross margin
Gross profit relative to sales.

Net debt
Short- and long-term interest bearing liabilities less cash and cash equivalents.

Net debt equity ratio
Net debt relative to shareholders' equity

Net debt to capitalization
Net debt in relation to total shareholders' equity (including Minority) and net debt.

Operating margin
Operating income relative to sales.

Pretax margin
Income before taxes relative to sales.

Return on capital employed
Income before financial items relative to average capital employed.

Return on shareholders' equity
Net income relative to average shareholders' equity.

Selected Financial Data

	20011)	20012)	2000	1999	1998	19973)	19974)
(Dollars in millions, except per share data)
Sales and Income
Net sales	$3,991		$4,116	$3,812	$3,489	$3,257	$2,740
Operating income (loss)	174	$239	340	369	354	356	(453)5)
Income (loss) before taxes	117	182	291	330	312	317	(477) 5)
Net income (loss)	48	95	169	200	188	185	(580) 5)
Financial Position
Current assets excluding cash	1,281		1,267	1,062	1,013	822	822
Property, plant and equipment	845		867	835	869	727	727
Intangible assets (pramarily goodwill)	1,685		1,739	1,596	1,649	1,694	1,694
Non-interest bearing liabilities	844		902	860	870	813	813
Capital employed	2,898		2,919	2,527	2,549	2,350	2,350
Net debt	1,023		1,009	596	703	646	646
Shareholders' equity	1,875		1,910	1,931	1,846	1,704	1,704
Total assets	4,004		4,068	3,647	3,668	3,430	3,430
Long-term debt	1,037		737	470	629	612	612
Per share data
Earnings (loss) per share6)	0.49	0.97	1.67	1.95	1.84	1.81	(6.70)7)
Cash flow per share6)	0.10		0.48	2.19	0.34	2.20	1.917)
Equity per share	19.14		19.49	18.9	18.0	16.7	16.7
Dividend per share	0.44		0.44	0.44	0.44	0.42	0.42
Number of shares outstanding at year-end (million)8)	98.0		97.8	102.3	102.3	102.2	102.2
Ratios
Gross margin (%)	16.4	17.6	19.1	21.2	21.4	22.1	21.4
Operating margin (%)	4.4	6.0	8.2	9.7	10.2	10.9	10.29)
Pretax margin (%)	2.9	4.6	7.1	8.6	9.0	9.7	9.39)
Return on capital employed (%)	6	8	12	15	14	15	129)
Return on shareholders' equity (%)	3	5	9	11	11	11	99)
Equity ratio (%)	47		47	53	50	50	50
Net debt equity ratio (%)	55		53	31	38	38	38
Net debt to capitalization (%)	35		34	24	27	27	27
Interest coverage ratio	2.8	3.7	5.9	7.4	7.6	6.7	7.59)
Other data
Seat belt sales, incl. seat components	1,174		1,182	1,097	1,072	940	940
Airbag sales, incl. steering wheels	2,817		2,934	2,715	2,417	2,317	1,800
Net cash provided by operations	266		266	436	314	441	343
Capital expenditures	248		235	258	285	216	183
Net cash after operating and investing activities	(3)		(162)	181	6	180	128
Number of employees, December 31	28,300		28,000	22,580	20,670	17,840	17,840

1) Including Unusual Items.
2) Excluding Unusual Items.
3) Pro Forma.
4) Including ASP from May 1, 1997.
5) Includes a one-time write-off of acquired R&D of $732 million.
6) There is no difference between basic and dilutive per share amounts.
7) Weighted average number of shares used in computing per share amount: 86.5 million.
8) Net of Treasury shares.
9) Before one-time item, the write-off of acquired R&D of $732 million.

Board of Directors

S. Jay Stewart 1, 2, 3
Chairman
Born 1938
Director since 1989
Elected until 2002
Former Chairman and Chief Executive Officer of Morton International Inc. Director of Household International Inc. and of Box USA Corp.
B Sc and MBA
Shares: 70,680

Per-Olof Aronson 1, 2, 3
Born 1930
Director since 1994
Elected until 2004
Former Vice Chairman. President and Chief Executive Officer of SAPA AB (Gränges AB)
Graduate Engineer,
Shares: 6,193

Wilhelm Kull 1
Born 1936
Director since 1997
Elected until 2002
Former Vice President IT and Former Chief Financial Officer
MBA
Shares: 4,800

Walter Kunerth 1, 3
Born 1940
Director since 1998
Elected until 2004
Senior Advisor to Lazard & Co. Former Member of Siemens' Corporate Executive Board and President of Siemens' Automotive Systems Group. Chairman of the Supervisory Boards of Basler AG, Götz AG, Paragon AG, and Suspa GmbH Director of Gildemeister AG.
M Sc, Honorary Professor
Shares: 1,660

James M. Ringler 1, 2
Born 1946
Director since 2002
Elected until 2003
Vice Chairman of Illinois Tool Works Inc. Former Chairman, President and Chief Executive Officer of Premark International Inc. Director of Dow Chemical Company, FMC Technologies Inc. and CPC Corporation
B Sc and MBA

Tetsuo Sekiya 1, 3
Born 1934
Director since 2001
Elected until 2003
President and CEO of NSK Ltd. Chairman of the suppliers' council of Isuzu, Vice Chairman of the suppliers' council of Toyota and Nissan and Director of the suppliers' council of Mitsubishi.
B Sc in Economics
Shares: 1,000

Roger W. Stone 1, 2
Born 1935
Director since 1989
Elected until 2002
Chairman and Chief Executive Officer of Box USA Corp. Former President and Chief Executive Officer of Smurfit Stone Container Corporation. Director of McDonald's Corporation and
Option Care Inc.
B Sc
Shares: 3,727

Per Welin 1, 2, 3
Born 1936
Director since 1995
Elected until 2003
Chairman of L-E Lundberg-företagen AB. Director of Allgon AB and Holmen AB
Techn Lic, MBA
Shares: 2,193

Lars Westerberg 1
President & Chief
Executive Officer
Born 1948
Director since 1999
Elected until 2004
Chairman of Ahlsell AB and Director of Plastal AB.
M Sc, MBA
Shares: 19,000
Restricted stock units: 13,500
Stock options: 49,000

1 Nomination Committee   2 Compensation Committee   3 Audit Committee

"Director since" includes time as Director of Autoliv AB and Morton International, Inc. For information on restricted stock units and options refer to Note 12 on page 34 and for work of the Board to the proxy statement which is distributed to Autoliv's shareholders with this annual report.

Senior Management

Lars Westerberg
President & Chief Executive Officer
Born 1948. Employed 1999
Shares: 19,000
Restricted stock units: 13,500
Stock options: 49,000

Leif Berntsson
Vice President Quality
Born 1955. Employed 1988
Shares: 200
Restricted stock units: 7,887
Stock options: 15,258

Dr. Yngve Håland
Vice President Research
Associate Professor
Born 1945. Employed 1984
Restricted stock units: 5,392
Stock options: 11,895

Halvar Jonzon
Vice President Purchasing
Born 1950. Employed 2001
Stock options: 710

Magnus Lindquist
Vice President
Chief Financial Officer
Born 1963. Employed 2001
Stock options: 10,000

Benoît Marsaud
Vice President Manufacturing
Born 1952. Employed 1980
Restricted stock units: 5,046
Stock options: 13,364

Mats Ödman
Director Corporate Communications
Born 1950. Employed 1994
Shares: 400
Restricted stock units: 5,302
Stock options: 10,635

Jan Olsson
Vice President Engineering
Born 1954. Employed 1987
Restricted stock units: 4,357
Stock options: 11,205

Hans-Göran Patring
Vice President Human Resources
Born 1949. Employed 2001
Stock options: 2,910

Lars Sundberg Chief Information Officer
Born 1949. Employed 2001
Stock options: 3,300

Jörgen Svensson
Vice President Legal Affairs,
General Counsel and Secretary
Born 1962. Employed 1989
Restricted stock units: 7,887
Stock options: 15,558

"Employed" refers to the first year of employment with Autoliv, Inc., or Autoliv AB. For information on restricted stock units and options, refer to Note 12 on page 34.

Shareholder Information

Autoliv, Inc., is incorporated in Delaware, USA. The Company's common stock is listed on the New York Stock Exchange, NYSE (symbol ALV) and its Swedish Depositary Receipts (SDR) listed on the OM-Stockholm Stock Exchange, SSE (symbol ALIV). Besides on the Stockholm Stock Exchange, options in Autoliv's securities are listed on the Chicago Board Options Exchange, CBOE (symbol ALV).
  Trading in the Autoliv securities began on NYSE on May 1, 1997, (when the stock closed at $35.50) and on the SSE on May 2 (when the SDR closed at SEK274).
  The Autoliv SDR hit its all-time-high at SEK346.50 on September 22, 1997, and reached its lowest point at SEK137.50 on January 4, 2001. The Autoliv stock in New York hit its all-time-high at $45.13 on September 19, 1997, and reached its lowest level at $13.25 on September 21, 2001.
  During 2001, the daily average trading volume in New York more than doubled to 103,000 shares from 48,000 shares during 2000. In Stockholm, the average trading volume stood almost unchanged at 476,000. Autoliv's SDRs were the 26th most-highly-traded security on the SSE, accounting for 0.55% of the trading volume in Stockholm.

Number of Shares
During 2001, the number of shares outstanding increased by 0.2 million to 98.0 million. The outstanding quantity can be reduced by 5.5 million additional shares through repurchases in accordance with an authorization issued in May 2000 (Autoliv's Board of Directors gave authorization to management to buy back up to 10 million shares). Of this authorization, 4.5 million shares were reacquired during 2000. The repurchased shares are held as treasury stock.
  The number of outstanding shares could increase to 98.8 million if all outstanding stock options and all restricted stock units are exercized. For additional information on these incentives to key employees, see Note 12 on page 34.

Shareholder Rights Plan
Autoliv has adopted a Shareholder Rights Plan designed to encourage third parties interested in acquiring the Company to negotiate with the Board to preserve the best interest of all Autoliv shareholders, see Note 10 on page 34.

Dividend
If possible, dividends are paid on the first Thursday in the last month of each quarter (March, June, September and December). The record date is usually one month earlier and the ex-date typically two days before the record date. Quarterly dividends are declared separately by the Board, announced in press releases and published on Autoliv's home page on the Internet. The latest dividend declared amounted to 11 cents per share.
  In lieu of receiving dividends by checks through the mail, holders of Autoliv shares or depositaries may have dividends deposited electronically into a checking or savings account on the payment day. This service is offered at no cost. For more information, please call EquiServe at +1 (800) 446-2617 for holders of common stock and VPC (Swedish Securities Register Center) at +46 (8) 402-9000 for holders of Swedish depositary shares.

Shareholders
Autoliv estimates that 40% of the shares in the Company are held in the U.S. and another 40% in Sweden. Most of the remaining shares are held in the U.K and central Europe.
  The number of shareholders is estimated to exceed 60,000. The largest shareholders, known to the Company, are shown below.

Annual General Meeting
Autoliv's next Annual General Meeting of Shareholders will be held on Wednesday April 24, 2002, at Bank One, 1 Bank One Plaza, 57th floor, Chicago, Illinois 60602, USA.
Shareholders are urged to return their proxies whether or not they plan to attend the meeting.

Stock Transfer Agent & Registrar
EquiServe
P.O. Box 250
Jersey City, New Jersey 07303-2500
+1 (800) 446-2617 (within the U.S.)
+1 (201) 324-0498 (outside the U.S.)
+1 (201) 222-4955 (hearing impaired)
Internet: www.equiserve.com

EquiServe performs the following functions over the telephone, when a shareholder identifies his or her account by providing a taxpayer identification number, registration of the securities and the address of record: information regarding stock transfer requirements; address changes; replacement of dividend checks; duplicate 1099 forms and W-9 tax certification forms; transcripts of shareholder accounts; and information regarding the Direct Deposit of Dividends.
  Other requests for information should be mailed to the address above for the Stock Transfer Agent and Registar.

Analyses
The following banks and securities brokers follow Autoliv on a regular basis.
  Alfred Berg
  Börsinsikt
  Carnegie
  Cheuvreux de Virieux
  Danske Securities
  Deutsche Bank
  Dresdner Kleinwort Wasserstein
  Enskilda Securities
  Goldman Sachs
  Handelsbanken
  Hagströmer & Qviberg
  Morgan Stanley
  Nordea Securities
  Penser Fondkommission
  Schroder Salomon Smith Barney
  SwedBank
  UBS Warburg
Investor Requests
North America:
Autoliv North America
1320 Pacific Drive,
Auburn Hills, MI 48326-1569, USA
Tel.+1 (248) 475-0407
Fax +1 (248) 475-9838
patrick.jarboe@autolivasp.com

Rest of the world:
Autoliv, Inc.
Box 70381, SE-107 24 Stockholm,
Sweden
Tel +46 (8) 58 72 06 23
Fax +46 (8) 411 70 25
mats.odman@autoliv.com

THE LARGEST SHAREHOLDERS*	Country	Number of shares	Percentage of share capital
TIAA-CREF	U.S.A.	6,769,000	6.9
Handelsbanken Funds	Sweden	2,738,478	2.8
Franklin Resources	U.S.A.	2,448,000	2.5
Alecta (insurance company)	Sweden	2,047,003	2.1
Robur Funds	Sweden	1,824,758	1.9
Management as a group		117,230	0.1
60,000 other shareholders		81,899,291	83.7
Total December 31, 2001		97,843,760	100.0
* Known to the Company

Market Development
After a rally in IT and telecom stocks during 2000, shares in the "Old Economy" outperformed the sector during 2001 and recovered some of the losses recorded in earlier years. However, it was a "bumpy road" with a dramatic fall of all stock prices following the September 11 attacks.
  In Stockholm, where most of the trading in Autoliv securities take place, the Autoliv SDR rose by 42% to SEK210 at the end of 2001 from SEK148 a year ago. At the same time, the Composite index (i.e. Affärsväldens Generalindex) fell by 17%.
  Also in New York, the Autoliv security outperformed the market and rose by 27% while S&P 500 fell by 17%. Autoliv's common stock also outperformed S&P's Auto Parts & Equipment Index, which rose by 17% during 2001.
  In a longer perspective, the automotive parts index has underperformed the S&P 500 since 1997 when Autoliv's stock was first listed on the New York Stock Exchange. Since the beginning of 2000, Autoliv's stock has declined more than its peer group due to the weaker Euro.
In Stockholm, Autoliv's depositary started by significantly outperforming the market after the Initial Public Offering in June 1994. The price of the Autoliv SDR stagnated during 1997 and 1998, and fell during 1999 and 2000. But in the first months of 2002, the price for the depository and the general stock market index in Stockholm had again converged.

Financial Information for 2002
January-March	April 18, 2002
April-June	July18, 2002
July-September	October 17, 2002
October-December	January 23, 2003
Annual Report	March 2003

These reports, news releases, proxy statements and other general information on Autoliv are published in English and Swedish and can be obtained without charge upon request from Autoliv at the addresses given above.
  The filings with the Securities & Exchange Commission (SEC) of Autoliv's annual 10-K report and quarterly 10-Q reports can also be obtained from the Company at the addresses stated above, but only in English.
All the documents are also available on Autoliv's home page on the Internet at www.autoliv.com.

SHARE PRICE AND DIVIDENDS
		New York (US$)			Stockholm(SEK)			Declared dividend
Period		High	Low	Close	High	Low	Close	US$	SEK
Q1	1999	41.88	35.88	37.56	329	280	313	0.11	0.88
Q2	1999	41.00	29.75	30.25	345	256	259	0.11	0.94
Q3	1999	38.25	29.19	37.63	315	249	309	0.11	0.92
Q4	1999	37.75	27.44	29.25	310	232	249	0.11	0.92
Q1	2000	31.81	23.50	30.00	272	204	239	0.11	0.94
Q2	2000	29.13	23.75	24.06	262	211	216	0.11	1.00
Q3	2000	26.13	19.44	19.50	235	189	190	0.11	1.04
Q4	2000	23.00	14.50	15.94	229	143	148	0.11	1.11
Q1	2001	19.42	14.10	15.64	185	138	159	0.11	1.09
Q2	2001	20.65	14.50	17.28	213	151	187	0.11	1.16
Q3	2001	21.63	13.25	15.74	228	145	163	0.11	1.14
Q4	2001	20.31	14.75	20.31	214	158	210	0.11	1.17